     UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

-------------------------------------x
In the Matter of	)	Application Pursuant to Section 6(c) of the
	)	Investment Company Act of 1940, as amended
Vanguard Bond Index Funds	)	(the “Act”) for an Order of Exemption from
The Vanguard Group, Inc.	)	Sections 2(a)(32), 18(f)(1), 18(i), and 22(d) of
and	)	the Act and Rule 22c-1 under the Act, and
Vanguard Marketing Corporation	)	Pursuant to Sections 6(c) and 17(b) of the Act
	)	for an Order of Exemption from Sections
P.O. Box 2600)		17(a)(1) and 17(a)(2) of the Act
Valley Forge, PA 19482)
)
-------------------------------------x		File No. 812-________

As filed with the Securities and Exchange Commission on November 27, 2009

Direct all written and oral communications
concerning this Application to:

Barry A. Mendelson
The Vanguard Group, Inc.
Mail Stop V26
P.O. Box 2600
Valley Forge, PA 19482

with a copy to:
W. John McGuire
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

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		TABLE OF CONTENTS
I.	INTRODUCTION ........................................................................................................................................		3
	A.	Summary of Application ...................................................................................................................	3
	B.	Comparability of Relief Sought to Prior Relief Granted by the Commission ..................................................	3
II.	THE APPLICANTS .....................................................................................................................................		6
	A.	Vanguard Bond Index Funds .............................................................................................................	6
	B.	The Vanguard Group, Inc .................................................................................................................	7
	C.	Vanguard Marketing Corporation ......................................................................................................	8
III.	APPLICANTS’ PROPOSAL .........................................................................................................................		9
	A.	Reason for Proposal .......................................................................................................................	9
	B.	The Issuance of an Exchange-Traded Class of an Actively Managed Fund ...............................................................	11
	C.	Portfolio Transparency ..................................................................................................................	15
	D.	Purchasing Vanguard ETF Shares ....................................................................................................	16
	E.	Conversion of Conventional Shares to ETF Shares ..............................................................................	21
	F.	Redemption of ETF Shares .............................................................................................................	25
	G.	Transaction Fee ...........................................................................................................................	26
	H.	Dividends and Dividend Reinvestment ............................................................................................	27
	I.	Who Will Own the Fund’s ETF Shares? ...........................................................................................	28
	J.	Disclosure Documents and Marketing Pieces ....................................................................................	30
IV.	IN SUPPORT OF THE APPLICATION ........................................................................................................		33
	A.	Benefits of the Proposal ...............................................................................................................	33
	B.	Regulatory Concerns Raised by Actively Managed ETFs ...................................................................	37
V.	RELIEF REQUESTED ...............................................................................................................................		40
VI.	DISCUSSION OF RELIEF REQUESTED .......................................................................................................		42
	A.	Section 6(c) ...............................................................................................................................	42
	B.	Section 2(a)(32) ..........................................................................................................................	43
	C.	Sections 18(f)(1) and 18(i) .............................................................................................................	44
	D.	Section 22(d) and Rule 22c-1 .........................................................................................................	58
	E.	Sections 17(a)(1) and 17(a)(2) ........................................................................................................	61
VII.	CONDITIONS OF RELIEF .........................................................................................................................		64
VIII.	CONCLUSION ........................................................................................................................................		66
EXHIBIT A- VERIFICATIONS AND AUTHORIZATIONS ........................................................................................			68

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I. INTRODUCTION
A.	Summary of Application

This application (the “Application”), applies for and requests an order pursuant to section 6(c) of the Investment Company Act of 1940 (the “Act”) granting exemptions from Sections 2(a)(32), 18(f)(1), 18(i), and 22(d) of the Act and Rule 22c-1 under the Act, and pursuant to sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and 17(a)(2) of the Act (“Order”). The requested order would permit, among other things:

  an existing actively managed open-end investment company, Vanguard Inflation Protected Securities Fund (the “Applicant

          Fund” or “Fund”), to issue a new class of shares that can be traded on a national securities exchange at negotiated market prices rather than at net asset value;

  the new class of shares to be redeemable in large aggregations only;

  affiliated persons of the Applicant Fund to buy securities from and sell securities to the Fund in connection with the in-kind purchase and redemption of the Fund’s exchange-traded shares;

B.	Comparability of Relief Sought to Prior Relief Granted by the Commission

       The relief requested in this Application is similar to the relief granted by the Commission to various Vanguard applicants in

December 2000 (the “Original Vanguard Domestic Stock Index ETF Order”),1 December 2003 (the “Amended Vanguard Domestic

1 Vanguard Index Funds, et al., File No. 812-12094, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice), and 24789 (Dec. 12, 2000) (order). The application related to the Original Vanguard Domestic Stock Index ETF Order shall be referred to herein as the “Original Vanguard Domestic Stock Index ETF Application.” As used throughout this Application, the term “ETF” is an abbreviation for “exchange-traded fund.”

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Stock Index ETF Order”),2 December 2003 (the “Vanguard International Stock Index ETF Order”),3 and March 2007 (the

“Vanguard Bond Index ETF Order”).4 These orders collectively are referred to herein as the “Prior Vanguard ETF Orders.”

Pursuant to the Prior Vanguard ETF Orders, 46 Vanguard funds currently issue a class of exchange-traded shares, known as

“ETF Shares,” that trade on a national securities exchange, as defined in Section 2(a)(26) of the Act (an “Exchange”).

     The Prior Vanguard ETF Orders relate only to Vanguard index funds. This Application differs from the Prior Vanguard ETF Applications in that it seeks relief to permit a Vanguard actively managed fund to issue a class of exchange-traded shares. The Commission previously has issued relief permitting actively managed funds to issue exchange-traded shares, but not as part of a multiple-class structure.5

2Vanguard Index Funds, et al., File No. 812-12912, Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 29, 2003) (order). The application related to the Amended Vanguard Domestic Stock Index ETF Order shall be referred to herein as the “Amended Vanguard Domestic Stock Index ETF Application.”

3 Vanguard International Equity Index Funds, et al., File No. 812-12860, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order). The application related to the International Vanguard Stock ETF Order shall be referred to herein as the “International Vanguard Stock ETF Application.”

4 Vanguard Bond Index Funds, et al., File No. 812-13336, Investment Company Act Release Nos. 27750 (March 9, 2007)(notice) and 27773 (April 2, 2007)(order). The application related to the Vanguard Bond Index ETF Order shall be referred to herein as the “Vanguard Bond Index ETF Application.” Collectively, the Original Vanguard Domestic Stock Index ETF Application, the Amended Vanguard Domestic Stock Index ETF Application, the Vanguard International Stock Index ETF Application, and the Vanguard Bond Index ETF Application shall be referred to herein as the “Prior Vanguard ETF Applications.”

5 In the Matter of Grail Advisors, LLC, et al., Investment Company Act Release Nos. 28571 (Dec. 23, 2009)(notice) and 28604 (Jan. 16, 2009)(order); In the Matter of WisdomTree Asset Management, Inc. and WisdomTree Trust, Investment Company Act Release Nos. 28419 (Sept. 29, 2008) (notice) and 28471 (Oct. 27, 2008) (order); In the Matter of First Trust Advisors L.P. First Trust Portfolios L.P. and First Trust Exchange-Traded Fund III, Investment Company Act Release Nos. 28421 (Sept. 29, 2008) (notice) and 28468 (Oct. 27, 2008) (order); In the Matter of PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28411 (Sept. 29, 2008) (notice) and 28467 (Oct. 27, 2008) (order) (“Active PowerShares Order”),

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     As was the case with the Prior Vanguard ETF Applications, the relief requested in this Application differs from non-Vanguard precedent in that Applicants are requesting relief from Sections 18(f)(1) and 18(i) of the Act to structure their ETFs as a separate share class of multiple-class funds.6 Please note that the request for relief in this Application raises issues not raised in the Prior

Vanguard ETF Applications because the Applicant Fund herein will not seek returns that match or correlate to the performance of a benchmark index, but rather will seek to achieve its investment objective by implementing an active investment management strategy.

     In a 2006 exemptive order, the Commission granted certain Vanguard applicants relief from Sections 12(d)(1)(A) and (B)

(the “Vanguard 12(d)(1) Order”).7 The order permits: (i) certain management investment companies and unit investment trusts

(“Investing Funds”) to acquire shares of a Vanguard fund that issues ETF Shares (a “Vanguard ETF”) beyond the limits otherwise permitted in Section 12(d)(1)(A) and (B), and (ii) a Vanguard ETF to sell its shares, or VMC or a broker-dealer registered under the Securities Exchange Act of 1934 to sell a Vanguard ETF’s shares, to an Investing Fund beyond the limits otherwise permitted in Section 12(d)(1)(B).8 The Vanguard 12(d)(1) Order included “future relief,” i.e., it extended to (among others) funds then in existence that in the future commence

_______________________________

amending In the Matter of PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28140 (Feb. 1, 2008) (notice) and 28140 (Feb. 27, 2008) (order).

6 Section 18(f)(1) prohibits a fund from issuing a class of senior security. Section 18(i) provides that all shares of stock issued by a fund must have equal voting rights. See infra Part VI.C.

7 In the Matter of Vanguard Index Funds, et al., File No. 812-13157, Investment Company Act Release Nos. 27314 (May 5, 2006) (notice) and 27386 (May 31, 2006) (order).

8 The order also includes ancillary relief from Section 17(a).

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issuing ETF Shares, so long as those funds (i) are open-end management investment companies in the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the applicant funds, (ii) are advised by VGI, and (iii)

comply with the terms and conditions of the application. The Applicant Fund meets all of these standards. Neither the Vanguard

12(d)(1) Order nor the accompanying application and notice of application indicates whether future relief was intended to extend to actively managed funds, since such funds did not yet exist. That said, there is nothing inherent in the nature of the relief granted from Section 12(d)(1) that would militate against extending it to actively managed funds that have been approved by the

Commission. Indeed, the Commission has granted Section 12(d)(1) relief to actively managed exchange-traded funds.9

Accordingly, if the Commission grants the relief requested herein, Applicants intend to interpret the Vanguard12(d)(1)

Order to encompass the Applicant Fund.

II. THE APPLICANTS

A.	Vanguard Bond Index Funds

Vanguard Bond Index Funds10 (“Bond Index Trust” or “Trust”), was originallyorganized in 1986 as a Maryland corporation and was reorganized as a Delaware statutory trust in 1998. The Trust, which currently consists of six separate investment portfolios including the Applicant Fund, is registered with the Commission as an open-end management investment company.

9 See In the Matter of Grail Advisors, LLC, et al. and In the Matter of WisdomTree Asset Management, Inc. and WisdomTree Trust, cited supra footnote 5.

10 Notwithstanding the name of the Trust, the Applicant Fund is not an index fund.

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     The Applicant Fund seeks to provide inflation protection and income consistent with investment in inflation-indexed securities.

To achieve its investment objective, the Fund invests at least 80% of its assets in inflation-indexed bonds issued by the U.S.

government, its agencies and instrumentalities, and corporations. The Fund may invest in bonds of any maturity; however,

its dollar-weighted average maturity is expected to be in the range of 7 to 20 years. All bonds purchased by the Fund will be rated “investment grade.”

Vanguard Group, Inc. (“VGI””), the Fund’s investment adviser, buys and sells securities based on its judgment about issuers, the prices of the securities, and economic factors. VGI uses the Barclays Capital U.S. Treasury Inflation Protected

Securities Index as a benchmark for the Fund’s performance, but the Fund’s average maturity and mix of bonds may differ from those in the Index. This may occur, for example, when VGI sees an opportunity to enhance returns. VGI may review and change the Fund’s portfolio securities as frequently as daily.

     The Applicant Fund’s organizational documents permit the Fund to issue shares of different classes. Currently, the

Fund offers three classes of shares. Investor Shares are for the typical retail investor; they require a minimum investment of $3,000. Admiral Shares are for high-balance and/or long-tenured retail accounts; they require a minimum investment of $100,000, or $50,000 for those who have owned shares of the same fund for ten years and are registered users of

vanguard.com. Institutional Shares require a minimum investment of $5 million. Investor, Admiral, and Institutional Shares are collectively referred to herein as “Conventional Shares” and holders of Conventional Shares are referred to as

“Conventional Shareholders.”

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B.	The Vanguard Group, Inc.

VGI is a Pennsylvania corporation that is wholly and jointly owned by 35 registered investment companies that offer,

in the aggregate, more than 150 distinct investment portfolios (each, a “Vanguard Fund”). This “mutual” ownership structure is unique in the mutual fund industry. VGI is a registered investment adviser under the Investment Advisers

Act of 1940 and a registered transfer agent under the Securities Exchange Act of 1934 (“Exchange Act”). The

company provides each of the Vanguard Funds, at cost, with corporate management, administrative, transfer agency, and (through Vanguard Marketing Corporation, a wholly-owned subsidiary) distribution services. It also provides advisory services, at cost, to certain of the Vanguard Funds, including the Applicant Fund.

     VGI employs a supporting staff of management and administrative personnel needed to provide the requisite services, and also provides the Vanguard Funds with furnishings and equipment. Pursuant to exemptive orders issued by the Commission in 1975 and 1981, each Vanguard Fund, including the Applicant Fund, pays its share of VGI’s total expenses pursuant to allocations approved by the board of trustees of each Vanguard Fund.11 In addition, each

Vanguard Fund bears its own direct expenses such as legal, auditing, and custodian fees.

As of October 31, 2009, VGI manages 46 funds that offer an ETF share class, with total ETF assets of approximately $80 billion.

11 See infra footnotes 50-51 and accompanying text.

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C.	Vanguard Marketing Corporation

Vanguard Marketing Corporation (“VMC” or the “Distributor”), a wholly owned subsidiary of VGI and a registered broker-dealer under the Exchange Act, provides distribution and marketing services for the Vanguard Funds,

including the Applicant Fund.

III. APPLICANTS’ PROPOSAL

A.	Reason for Proposal

Applicants wish to make available, in response to market demand, investment company securities that provide intra-day liquidity and low-cost exposure to an actively managed portfolio of inflation-protected securities. The board of trustees of Bond Index Trust has approved the creation of a new class of shares – ETF Shares – for the

Applicant Fund that would be listed for trading on an Exchange.

     Applicants expect ETF Shares of the Fund to appeal to broker-dealers, investment advisers, financial planners,

and others acting as intermediaries on behalf of clients. Many intermediaries will not purchase mutual funds for their clients unless the funds compensate the intermediary for its services, but do not impose the same requirement on ETFs.

Because the Vanguard Funds do not pay intermediaries for distribution, ETF Shares provide a way for the Vanguard

Funds to reach investors they otherwise could not.

     In addition, Applicants expect that ETF Shares, because they can be bought and sold continuously throughout the day, will appeal to tactical and other short-term traders who prefer to buy and sell an exchange-traded share class rather than the existing conventional classes of shares, which can be bought and sold only at a price calculated once a day. There

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are clear benefits to moving transactions by short-term traders onto an Exchange. The most important benefit is that transactions effected on an Exchange between buyers and sellers would not involve the Applicant Fund,

and therefore would not disrupt the Fund’s portfolio management or cause the Fund to incur any transaction costs.

     Creating an exchange-traded share class of the Applicant Fund is preferable to creating an entirely new exchange-traded clone fund, for several reasons. First, creating a separate fund would create additional overhead costs; a new class can be run for less than a new fund. Second, assets held in the Fund’s non-ETF share classes will provide economies of scale and opportunities for greater diversification that will improve the Fund’s ability to achieve its investment objective. Third, redemptions from the ETF class will be fulfilled in kind by selecting the lowest cost lots of each security distributed. This will benefit shareholders by reducing the unrealized capital gains that may,

at times, exist in the Applicant Fund, thereby reducing the realized capital gains eventually distributed to shareholders.12

Applicants believe that offering ETF Shares of an actively managed fund would provide significant benefits to investors and that a grant of relief would be consistent with Section 6(c) of the Act. Applicants believe that the ETF

Shares would provide the following benefits, among others:

• Provide investors with exposure to the diversification and potentially above-market return opportunities offered by an actively managed ETF, as contrasted

12 Because most of the return on investment-grade bonds comes in the form of coupon income rather than price appreciation, the ability to reduce capital gains through in-kind redemptions is not as important for a bond fund as it is for an equity fund.

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with index ETFs, which offer only index-limited market exposure and index- tracking returns;

Provide investors with low-cost exposure to an actively managed portfolio of securities,

through ETF Shares that can be traded throughout the day at prices that reflect immediate market conditions rather than end-of-day prices;

Provide investors with an opportunity to obtain through their brokerage or advisory relationships a diversified portfolio of securities selected by VGI with significantly lower transaction costs than if they purchased individual securities;

Provide short-term investors with an investment option that will not disrupt the portfolio management of the Fund; and

Provide a security that should be freely available in response to market demand.

B.	The Issuance of an Exchange-Traded Share Class of an Actively Managed Fund

Applicants propose that the Applicant Fund issue ETF Shares, which will be listed and traded on an Exchange. Except as set forth in Part VI.C below, the Fund will comply in all respects with

Rule 18f-3 under the Act, which permits an open-end investment company to issue more than one class of shares. Before issuing ETF Shares, the Fund will amend its multiple class plan as required by paragraph of Rule 18f-3. The Fund’s board of trustees, including a majority of the trustees who are not interested persons, as defined in Section 2(a)(19) of the Act (“Disinterested Trustees”), will determine that the allocation of distribution expenses among the classes of Conventional Shares and ETF Shares in accordance with the Multi-Class Distribution Formula (described in Part VI.C.2) is in the

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best interests of each class and of the Applicant Fund as a whole. A similar determination will be made by the board of any

Vanguard Fund whose expense ratio may be affected by the allocation of distribution expenses to the ETF Share class in accordance with the Multi-Class Distribution Formula.

     Except in connection with the Conversion Privilege (see Part III.E below) and the liquidation of the Applicant Fund or its ETF Share class, the Fund will issue and redeem ETF Shares only in aggregations of a specified number (“Creation

Units”). Purchasers of Creation Units will be able to separate the Creation Units into individual ETF Shares. Applicants anticipate that a Creation Unit of the Fund will have an initial value of approximately $7.5 million and that the number of ETF Shares in a Creation Unit will be approximately 100,000. (although these numbers could be higher or lower).

     Applicants note that, for the most part, their proposal -- the creation and issuance by an investment company of shares that individually trade on an Exchange, but that in large aggregations can be purchased from and redeemed with the issuing investment company -- is no longer novel. The Commission since 1992 has considered and approved dozens of such proposals. Some of these products, which are indexed, not actively managed, have been trading publicly for years, and Applicants are not aware of any abuses associated with them. Indeed, several of the products have been so embraced by investors that they routinely are among the highest volume securities on the Exchanges on which they trade. The separate share class aspect of the proposal also is not novel, the Commission having granted Vanguard numerous exemptive orders that incorporate the concept.13

13 See supra footnotes 1-4 and accompanying text.

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     Even the actively managed aspect of Applicants’ proposal has been previously considered by the Commission.

In 2001, the Commission published a concept release seeking guidance on how it should treat actively managed

ETFs (the “Concept Release”)14 Shortly thereafter, the Commission began issuing exemptive orders that permitted the creation of ETFs that tracked quantitative indexes, a half-way step toward actively managed ETFs. In

October 2008, the Commission issued exemptive order to three actively managed ETFs and has issued several others since then.15 In the case of both the quantitatively indexed and actively managed ETFs, the Commission’s willingness to grant relief was premised on applicants’ representation that the ETF would disclose all of its portfolio holdings daily, i.e., that the ETF would be “fully transparent.” The Commission appears to believe that portfolio transparency promotes an efficient arbitrage mechanism, which in turn helps to keep market maker spreads narrow and to discipline the market price of an ETF’s shares so that it closely tracks NAV.

     Applicants agree that full transparency promotes an efficient arbitrage mechanism. However, they believe that there are other ways, some even more effective than full transparency, to promote efficient arbitrage. Primarily,

these consist of constructing a Creation Basket (defined in Part III.D.3 below) that can be assembled at a very low cost and whose performance will closely track that of the ETF. The keys to assembling a low cost Creation

Basket are to include in the basket as few securities as possible (consistent with maintaining close tracking) and securities that are as liquid as possible (and therefore can be

14 SEC Concept Release: Actively Managed Exchange-Traded Funds, Investment Company Act Release No. 25258 (Nov. 8, 2001).

15 See supra footnote 5.

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bought and sold easily and inexpensively). Applicants believe that their use of these “best practice”

basket construction techniques, combined with their undertaking to make the Fund’s portfolio fully transparent (see Part III.C below), resolves any concerns that might arise from the active nature of the Fund’s investment strategy.

     The Applicant Fund will list its ETF Shares on a domestic Exchange. Each Applicant Fund will comply with all applicable rules of the Exchange on which its ETF Shares are listed. The Exchange will designate one or more member firms to act as a specialist (also known as a lead market maker or designated liquidity provider) (the “Specialist”) and maintain a market for the ETF Shares that trade on the Exchange.16 The ETF Shares will trade on the Exchange in a manner similar to the ETF

Shares currently offered by dozens of Vanguard funds as well as hundreds of other exchange-traded funds.

     Bond Index Trust will file with the Commission an amendment to its registration statement to permit the Applicant Fund to offer and sell ETF Shares in addition to Conventional Shares. The various disclosure documents and marketing materials will describe the significant features of ETF Shares. See Part III.J below.

     Like the ETF Shares currently offered by Vanguard’s domestic and international stock index funds and bond index funds, the ETF Shares offered by the Applicant Fund will be registered in book-entry form only; the Fund will not issue individual share certificates for ETF Shares. The Depository Trust Company

(“DTC”) or its nominee will be the record or registered owner of all outstanding ETF Shares. Beneficial owners of ETF Shares (“ETF Shareholders”) will be shown on the records of DTC or a broker-dealer that is a participant in

16 For more information on the role of the Specialist, see infra footnote 38.

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DTC (a “DTC Participant”).17 Any retail investor wishing to own ETF Shares must do so through an account maintained by a broker-dealer that is a DTC Participant or has a relationship with another broker-dealer that is a DTC Participant.

     ETF Shareholders will receive all of the statements, notices, and reports required under the Act and other applicable laws. They will receive, for example, annual and semi-annual fund reports, written statements accompanying dividend payments, proxy statements, annual notifications detailing the tax status of fund distributions, Form 1099-DIVs,

etc.  Some of these documents will be provided to ETF Shareholders by their brokers, while others will be provided by the Applicant Fund through the brokers. This arrangement is identical to that used by existing ETFs, and is similar to that used by mutual funds whose shares are owned through mutual fund supermarket intermediaries.

C.	Portfolio Transparency

Similar to other actively managed ETFs, Applicants have determined that fulltransparency of the Fund’s portfolio securities will promote efficient arbitrage activity in the ETF Shares. Therefore, at the beginning of each business day, Applicants will disclose to the public the identities and quantities of the Fund’s portfolio securities as of the end of the prior business day that will form the basis for the Fund's calculation of net asset value (“NAV”) as of the close of regular trading on the New York Stock Exchange (“NYSE”), generally 4:00 p.m. Eastern Time.18

Each business day, VGI will publish free of charge on the Vanguard website (or provide a link to another website that will publish free of charge) the identities and quantities

17 In addition to brokers and dealers, DTC Participants include banks, trust companies, clearing companies, and other organizations.

18 Consistent with standard industry practice, the Fund's NAV at the end of a business day is calculated based on its portfolio holdings as of the end of the previous business day.  Accordingly, the Fund will be able to disclose at the beginning of each business day the portfolio holdings that will form the basis for the NAV calculation at the end of the day.

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of the Fund’s portfolio securities and the Fund’s per share NAV, last-traded price, and the mid-point of the bid-ask spread at the time that the Fund’s NAV is calculated (“Bid-Ask Price”), all as of the prior business day.

The identities and quantities of each Fund’s portfolio securities may also be available through unaffiliated third-party data vendors, such as Reuters. As described below, the Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the consolidated tape, the current market price of an ETF Share and,

separately by the Exchange or other market information provider, the IIV (as defined below in Part III.D.3) of an

ETF Share.

     Applicants are highly confident that the publication of the Fund’s portfolio securities, combined with the basket construction techniques described above, will enable Exchange Specialists and market makers to maintain reasonable spreads between the bid and ask prices of the Fund’s ETF Shares. Applicants do not believe that the ETF Shares will persistently trade in the secondary market at a significant premium or discount in relation to the Fund’s NAV or that premiums or discounts will be greater than or last any longer than the temporary deviations between market price and NAV exhibited by currently available index ETFs.

     VGI has adopted policies prohibiting its employees from disclosing or using any non-public information acquired through their employment, except as appropriate in connection with the rendering of services to the Vanguard Funds.

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D.	Purchasing Vanguard ETF Shares

The Applicant Fund will issue ETF Shares in Creation Unit-size aggregations to Authorized Participants

(defined below in Part III.D.2) in exchange for an in-kind deposit of securities, together with a deposit of a specified cash payment described more fully below. The in-kind deposit will consist of a basket of approximately 20 fixed income securities (the “Deposit Securities”), most or all of which are contained in the Fund’s portfolio.19 The identities and amounts of the Deposit Securities will be determined by VGI and made available to Authorized Participants. By requiring that purchase (and redemption) transactions involving ETF Shares be in kind, rather than in cash, the Applicant Fund can minimize brokerage expenses and other transaction costs.20

1. Pricing of ETF Shares

     The Applicant Fund will offer and sell Creation Unit-size aggregations of ETF Shares on a continuous basis at the NAV per share next determined after receipt of an order in proper form. The NAV of ETF Shares, like

Conventional Shares, will be determined as of the close of regular trading on the NYSE on each day that the NYSE is open.

     Individual ETF Shares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. The price of ETF Shares trading on the secondary market will be based on a current bid-ask market. No secondary sales will be made to brokers or dealers at a concession by the

Distributor or by an Applicant Fund.

19 The Deposit Securities will be a subset of the Fund’s portfolio selected using a sampling technique similar to that employed by index ETFs.

20 Notwithstanding the benefits of in-kind transactions, the Fund reserves the right, in its sole discretion, to allow a purchaser to substitute cash for some or all of the Deposit Securities. See infra Part III.D.3.

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Purchases and sales of ETF Shares in the secondary market will be subject to customary brokerage commissions and charges.

     The pricing of ETF Shares by means of bids and offers on an Exchange in the secondary market is not novel. The ETF Shares currently offered by Vanguard’s domestic and international stock and bond index funds trade using this method, as do the shares offered by non-Vanguard ETFs. As with all ETFs, the market price at which the Fund’s ETF Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that ETF Shares do not trade at a material premium or discount in relation to NAV.

2. Placement and Timing of Purchase Orders

     All orders to purchase ETF Shares (in Creation Unit-size aggregations) must be placed with the

Fund’s transfer agent or Distributor (hereafter, “Selling Agent”), in proper form, by or through an

“Authorized Participant,” which is a DTC Participant that has executed a “Participant Agreement”

with the Selling Agent. The Applicant Fund will accept purchase orders only on days that the NYSE is open. Purchase orders must be received by the Selling Agent no later than the closing time of the regular trading session of the NYSE (ordinarily 4:00 p.m. Eastern time).

     Once a purchase order has been placed, the Selling Agent will inform the Applicant Fund’s custodian (“Custodian”). The Authorized Participant will deliver to the Custodian, on behalf of itself or (if applicable) the purchaser for whom it is acting, the relevant Deposit Securities and any required cash, with appropriate adjustments as determined by the Applicant Fund.

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     The Selling Agent will transmit all purchase orders to the Applicant Fund. The Fund may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash payment, DTC will instruct the Fund to initiate “delivery” of the appropriate number of ETF Shares to the book-entry account specified by the purchaser.21 The Custodian shall then notify VGI and the Distributor. The Selling Agent will furnish an ETF

Shares Prospectus (as defined in Part III.J) and a confirmation order to those placing purchase orders.

3. Payment for Creation Units

     Persons purchasing Creation Units from the Applicant Fund must make an in-kind deposit of Deposit Securities together with an amount of cash specified by VGI (the “Purchase Balancing Amount”), plus the applicable Transaction Fee (as defined in Part III.G below). The Deposit Securities, Purchase Balancing Amount, and Transaction Fee collectively are referred to as the “Creation Basket.” The Purchase Balancing Amount is a cash payment designed to ensure that the NAV of a Creation

Basket is identical to the NAV of the Creation Unit it is used to purchase. The Purchase Balancing Amount is equal to the difference between the NAV of a Creation Unit and the market value of the Deposit Securities.22

21 Creation Units may be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Securities have not been received in part or in whole, in reliance on the Authorized Participant’s undertaking to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing the securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

22 If the market value of the Deposit Securities is greater than the NAV of a Creation Unit, then the Balancing Amount will be a negative number, in which case the Balancing Amount will be paid by the Fund to the purchaser, rather than vice-versa.

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     The Applicant Fund reserves the right to permit or require a purchasing investor to substitute an amount of cash

(referred to as a “cash in lieu” amount) or a different security to replace any prescribed Deposit Security.23 For example,

substitution might be permitted or required because one or more Deposit Securities may be unavailable, may not be available in the quantity needed to include in a Creation Basket, or may not be eligible for trading by an Authorized

Participant (or the investor on whose behalf the Authorized Participant is acting). VGI may adjust the relevant Transaction

Fee to ensure that the Fund collects from the purchaser any extra transaction costs the Fund expects to incur in acquiring any Deposit Security not part of a Creation Basket.

     VGI will make available through the National Securities Clearing Corporation (“NSCC”) (or through some other party if NSCC is unwilling or unable to perform this function) on each business day, after the close of trading on the Exchange,

a list of the Deposit Securities and the required amount of each Deposit Security to be included in the next day’s Creation

Basket for the Applicant Fund.24 VGI also will make available each day information about the previous day’s Purchase

Balancing Amount. As discussed above, in addition to the information made available by VGI, it is expected that, for each

Fund, (i) the Exchange will disseminate continuously throughout the trading day, through the facilities of the consolidated tape, the market value of an ETF Share, and (ii) the Exchange or other

23 In certain instances, an Applicant Fund may require a purchasing investor to purchase a Creation Unit entirely for cash.

24 In accordance with Vanguard’s Code of Ethics and Inside Information Policy, personnel of the Advisor with knowledge about the composition of a Creation Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

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market information provider (such as Bloomberg), every 15 seconds throughout the trading day, separately from the consolidated tape, will disseminate a calculation of the approximate NAV of an ETF Share (the “Intra-day Indicative

Value” or “IIV”).25 Comparing these two figures will help an investor determine whether, and estimate to what extent,

a Fund’s ETF Shares are selling at a premium or a discount to NAV.

     The IIV will be calculated by an independent third party and will be updated throughout the trading day to reflect changing securities prices. Information about the intra-day and closing prices for the Fund's portfolio securities of each Fund is readily available to the marketplace.26

E.	Conversion of Conventional Shares to ETF Shares

The Applicant Fund intends to offer holders of Conventional Shares, except those holding Conventional Shares through a 401(k) or other participant-directed employer-sponsored retirement plan, the opportunity to convert such shares into ETF Shares of equivalent value (the “Conversion Privilege”). The Conversion Privilege will allow investors who hold Conventional Shares, but who want the trading flexibility of ETF Shares, to convert

25 For a fully transparent fund, the IIV of an ETF Share is based on the portfolio holdings disclosed at the beginning of the day that will form the basis for the Fund's NAV calculation at the end of the day.  See supra footnote 18 and accompanying text.

26 Authorized Participants and other market participants have a variety of ways to access the intra-day bond prices that form the basis of the Fund’s IIV calculation. Intra-day prices for treasury securities are available from Bloomberg and Tradeweb, as well as by subscription to clients of major U.S. bond dealers. Closing bond prices are readily available from published or other public sources, such as TRACE, or on-line client-based information services provided by Bloomberg, Tradeweb, various bond dealers, and other pricing services commonly used by bond mutual funds.

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their Conventional Shares into ETF Shares in an expeditious and tax efficient manner.27 Under applicable tax law,

the conversion of Conventional Shares of a Fund to ETF Shares of the same Fund is not a taxable transaction,

except as noted below.

     The Conversion Privilege will be a “one-way” transaction only. Holders of Conventional Shares may convert those shares into ETF shares, but holders of ETF Shares will not be permitted to convert those shares into

Conventional Shares.28 The decision to convert shares of one class into another will be solely at the option of the shareholder. Under no circumstances will a holder of Conventional Shares be required to convert his or her shares into ETF Shares.

     Because DTC’s systems currently are unable to handle fractional shares, conversion requests will be rounded down to the nearest whole share so that only whole ETF Shares will be moved to a brokerage account through the conversion process. The following example will illustrate this point. Assume a shareholder owns $50,000 of

Investor Shares issued by the Existing Applicant Fund and requests (through his broker) that $30,000 worth be converted to ETF Shares. Assume further that the net asset values of the Fund’s Investor Shares and ETF Shares next computed after receipt of the conversion request are $20.00 and $82.14, respectively. If there were no rounding, the shareholder’s request would result in 1,500 Investor Shares (worth $30,000) being converted into

365.230 ETF Shares (also worth $30,000). But because DTC cannot handle fractional shares, only 365 ETF

Shares (worth

27 Investors who own Conventional Shares through an employer-sponsored retirement plan (and who are eligible to own ETF Shares through the plan) can sell Conventional Shares and use the proceeds to buy ETF Shares without tax consequences. It is therefore unnecessary to offer the Conversion Privilege to such investors.

28 An ETF Shareholder wishing to hold Conventional Shares could, of course, sell the ETF Shares and use the sale proceeds to purchase Conventional Shares. Unlike a conversion, however, that transaction would be a taxable event, and the investor would incur brokerage commissions when selling the ETF Shares.

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$29,981.10) will be moved to the shareholder’s designated brokerage account. The 365 ETF

Shares will be converted from 1,499.055 Investor Shares (also worth $29,981.10).

     If a shareholder requests conversion of all Investor Shares to ETF Shares (rather than a portion, as in the example above), Applicants will liquidate the fractional share that remains and send the cash to the broker through whom the shareholder will own the ETF Shares, for the benefit of the shareholder.29 By way of illustration, assume the shareholder in the previous example owns $30,000 of Investor Shares, rather than $50,000, and requests (through his broker) that the entire balance be converted to ETF Shares. As above, 365 ETF Shares (worth $29,981.10)

would be delivered to the shareholder’s designated broker. The 0.945 Investor Share remaining in the shareholder’s account would be liquidated and the cash value of that fractional share ($18.90)

transferred to the shareholder’s broker. In this scenario, the liquidation of the fractional share would be a taxable event, and the cash amount transferred ($18.90) would represent taxable income to the shareholder (unless held in an IRA or other tax-deferred account).

     The ETF Shares Prospectus (defined in Part III.J below) for a fund that offers a Conversion

Privilege will disclose material information about the Conversion Privilege, including (i) that

Conventional Shares can be converted into ETF Shares only in whole share increments (the rounding down process); (ii) that the fractional share that remains when a shareholder converts all of a Fund’s Conventional Shares will be liquidated and the balance transferred to the shareholder’s designated broker; and (iii) the tax consequences of a conversion.

29 Applicants reserve the right, however, to distribute the residual cash directly to the shareholder.

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     It is Applicants’ present intention to leave the Conversion Privilege open indefinitely for those funds that offer it.

However, Applicants reserve the right to terminate the Conversion Privilege at any time for any reason.

     The Conversion Privilege is an exchange offer under Section 11(a) of the Act. The terms of the Conversion

Privilege will conform to the requirements of Section 11(a). In particular, the conversion will be made at the relative net asset values of the respective securities. Applicants may impose an administrative fee on shareholders who effect a conversion. If a fee is imposed, it will be applied in compliance with Rule 11a-3 under the Act. ETF Shares issued to a shareholder as part of a conversion transaction will be newly issued shares, not shares purchased by the Applicant

Fund on the secondary market. The issuance of ETF Shares in connection with the Conversion Privilege will comply with the Securities Act of 1933 (“1933 Act”).

     The ETF Shares Prospectus will contain a description of the Conversion Privilege. Around the time ETF Shares of the Applicant Fund begin trading, VGI may send existing shareholders of the Fund a notice describing the

Conversion Privilege and how to initiate a conversion.30 Both the ETF Shares Prospectus and the notice (if sent)

will inform shareholders considering a conversion that: (1) ETF Shares will not be redeemable with the Applicant

Fund other than in Creation Unit aggregations; (2) the shareholder will only be able to sell ETF Shares through a broker, and may have to pay brokerage commissions in

30 The notice will comply with, and be deemed an omitting prospectus in accordance with, Section 10(b) of the 1933 Act and Rule 482 thereunder.

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connection with the sale; and (3) a shareholder selling ETF Shares may receive less than net asset value in connection with the sale.

     As noted above (Part III.B), retail investors must hold ETF Shares in a brokerage account.

Thus, before an investor can convert Conventional Shares into ETF Shares, she must have an existing brokerage account or open a new one.31 To initiate a conversion, the investor would contact the broker where she has established the account in which the ETF Shares will be held. The broker would then contact

VGI, and the conversion would be effected through a process that involves VGI (in its role as the Fund’s transfer agent), the Fund’s custodian bank, and DTC.

     Once the conversion is complete, and the investor owns ETF Shares rather than Conventional Shares,

Applicants would have no information about, and no relationship with, the investor with respect to the investor’s ownership of those ETF Shares. Applicants’ records would reflect ownership of those ETF Shares by DTC.

DTC’s records, in turn, would reflect ownership by the DTC Participant broker-dealer through whom the ETF

Shareholder holds the ETF Shares, and the broker’s records would reflect ultimate ownership by the ETF

Shareholder. As noted above (Part III.B), ETF Shareholders would continue to receive all of the statements,

notices, and reports required by law. However, ETF Shareholders seeking account information or wanting to sell their ETF Shares would have to contact their broker, not Applicants. And ETF Shareholders would no longer receive services offered by Applicants to Conventional Shareholders, such as dividend reinvestment, online or

31 The Applicant Funds will have no role in selecting or recommending a broker for the purpose of holding ETF

Shares.

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telephone redemptions, average cost information, and services for moving money into or out of client accounts.

F.	Redemption of ETF Shares

Just as ETF Shares can be purchased from the Applicant Fund only in Creation-Unit size aggregations,

ETF Shares similarly may be redeemed only if tendered in Creation Unit-size aggregations (except in the event the Fund or ETF Share class is liquidated). As required by law, redemption requests in good order will receive the NAV next determined after the request is made.

ETF Shares in Creation Unit-size aggregations will be redeemable on any day on which the NYSE is open in exchange for a basket of securities (“Redemption Securities”) plus some cash as described below (the “Redemption Basket”).32 As it does for Deposit Securities, VGI will make available through

NSCC on each business day after the close of trading a list of the names and number of each Redemption

Security included in the next day’s Redemption Basket for each Applicant Fund. The Redemption Securities included in the Redemption Basket typically, but not always, will be the same as the Deposit Securities

32 The Applicant Fund must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit and Redemption Securities are sold in transactions that would be exempt from registration under the 1933 Act. If at any time in the future the Fund accepts Deposit Securities or satisfies redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the 1933 Act, the Fund will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A-eligible restricted Redemption Securities. The Fund’s SAI will state that “An Authorized Participant that is not a ‘qualified institutional buyer’ as defined in Rule 144A under the 1933 Act will not be able to receive, as part of the redemption basket, restricted securities eligible for resale under Rule 144A.” Because of the restrictions on resale applicable to 144A-eligible securities, Applicants currently do not intend to include such securities in the basket of Deposit Securities required to make a purchase or in the basket of Redemption Securities given to redeeming shareholders. However, Applicants reserve the right to do so in the future.

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included in the Creation Basket on the same day.33 Depending on whether the NAV of a Creation Unit is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit will either receive from or pay to the Fund a cash amount equal to the difference (“Redemption Balancing

Amount”). (In the typical situation where the Redemption Securities are the same as the Deposit Securities,

the Redemption Balancing Amount will be equal to the Purchase Balancing Amount described above in

Part III.D.3) The redeeming investor also must pay to the Fund a Transaction Fee to cover transaction costs.34

Notwithstanding the foregoing, the Applicant Fund has the right to make redemption payments in cash, in kind, or a combination of each, provided that the value of its redemption payments equals the

NAV of the ETF Shares tendered for redemption.35

G.	Transaction Fee

Each Applicant Fund will impose a “Transaction Fee” on investors purchasing or redeeming Creation

Units. The purpose of the Transaction Fee is to protect the existing

33 There may be circumstances where the Deposit and Redemption Securities could differ. For example, if the Fund wants to increase (decrease) its exposure to a particular security, it might include that security as a Deposit (Redemption) Security only. Having the flexibility to prescribe different baskets for creation and redemption promotes efficient portfolio management and lowers the Fund’s trading costs, and thus is in the best interests of the Fund’s shareholders.

34 Redemptions in which cash is substituted for one or more Redemption Securities may be assessed a higher Transaction Fee to offset the transaction cost to the fund of selling those particular Redemption Securities.

35 In the event an Authorized Participant has submitted a redemption request in good order and is unable to transfer all or part of a Creation Unit-size aggregation for redemption, the Fund may nonetheless accept the redemption request in reliance on the Authorized Participant’s undertaking to deliver the missing ETF Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Authorized Participant Agreement will permit the Fund to buy the missing ETF Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing the ETF Shares and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

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shareholders of the Applicant Fund from the dilutive effect of the transaction costs (primarily custodial costs) that the Fund incurs when investors purchase or redeem Creation Units.36 Transaction Fees may differ for each Applicant Fund, depending on the transaction expenses related to each Fund’s portfolio securities. The maximum Transaction Fees will be fully disclosed in the

ETF Shares Prospectus (as defined in Part III.J) for the Applicant Fund and the method of calculating Transaction Fees will be disclosed in the Fund’s SAI.

H.	Dividends and Dividend Reinvestment

The Existing Applicant Fund generally declares and pays dividends quarterly for each of the Conventional Share classes.37

Although Conventional Shares and ETF Shares both generally will pay dividends quarterly, the payment date for the ETF Shares will be a few days later than for the Conventional Shares. The delay in payment of dividends to ETF Shareholders arises from several related facts (for purposes of this discussion, references to dividends also include distributions of capital gains). First,

dividends cannot be paid or reinvested until the clearing firm knows who is entitled to receive the dividend. Second, for exchange-traded securities the record date (when the clearing firm first knows who is entitled to receive the dividend) follows the ex-dividend date (“ex date”) by two days.38 Third, clearing firms typically need at least two days following the record date to process the

36 If an Applicant Fund permits an Authorized Participant to deposit (receive) cash in lieu of depositing (receiving) one or more Deposit (Redemption) Securities, the Authorized Participant may be assessed a higher Transaction Fee to offset the transaction costs to the Fund of buying those particular Deposit Securities (or selling those Redemption Securities to raise cash).

37 The Fund declares and distributes net realized capital gains, if any, once a year, generally in December, but occasionally may make supplemental distributions at some other time during the year. That will continue to be the case after the Fund begins offering ETF Shares.

38 This is true for all exchange-traded securities, whether they be shares of an ETF, a closed-end fund, or an operating company like General Electric. By contrast, in a conventional mutual fund the record date precedes the ex date by one day.

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dividend, which could consist of paying cash or reinvesting the dividend in additional ETF Shares. Taken together,

these facts mean that the dividend – regardless of whether it is paid in cash or reinvested – will not be available to

ETF Shareholders until at least four days after ex date. The delay between ex date and payment date occurs for any exchange-traded fund, whether it is a stand-alone fund or a separate share class of a multiple-class fund, and regardless of whether a shareholder elects to reinvest dividends.

     In contrast to the four-day delay between ex date and payment date that will be experienced by ETF Shareholders,

Conventional Shareholders can elect to have their dividends reinvested on ex date. As a result, Conventional Shareholders will be continuously invested, while ETF Shareholders who wish to reinvest will be “out of the market” for four days with respect to amounts distributed by the Applicant Fund.

     The prospectuses for the Fund’s Conventional Shares and its ETF Shares will disclose that dividends generally are declared and paid quarterly; the ETF Shares Prospectus also will disclose that payment of dividends will not occur until approximately four days after ex date.

     Neither Vanguard nor any Vanguard affiliate will be responsible for reinvesting the dividends of an ETF Shareholder.

That responsibility lies with the shareholder’s broker. Some brokers offer their own reinvestment service or a service offered by the broker’s outside clearing firm. Others use the DTC book-entry dividend reinvestment service (the “DTC Service”),

which the Applicant Fund will arrange to make available to brokers. (Although a broker is not required to use the DTC Service simply because it is available, some brokers find it easier to use the DTC Service than to implement their own dividend reinvestment service or use an outside clearing firm.) Clients of brokers that offer neither

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their own dividend reinvestment service nor the DTC Service would be unable to systematically reinvest dividends.

     The cash proceeds of dividend and capital gains distributions payable to ETF Shareholders who elect reinvestment will be used to purchase additional ETF Shares for such shareholders on the secondary market.

     In connection with the reinvestment of dividends, Applicants will comply with all relevant provisions of the 1933 Act and with applicable Commission and staff positions thereunder relating to registration and prospectus delivery.

I.	Who Will Own the Fund’s ETF Shares?

There are two markets for the Fund’s ETF Shares: a primary market in which investors purchase and redeem

ETF Shares in Creation Unit aggregations directly from the Fund, and a secondary market in which investors buy and sell ETF Shares among themselves in Exchange and off-Exchange transactions that do not involve the Fund.

Applicants believe there will be three main types of market participants interested in buying and selling Applicant

Fund’s ETF Shares in the primary market:

  investors (typically institutions) who pursue tactical investment strategies, and who choose Vanguard ETF Shares because they are a cost effective means to do so and/or because they can be sold intra-day, unlike most investment company securities;

  arbitrageurs (typically institutions) who seek to profit from any slight premium or discount in the market price of the

          Fund’s ETF Shares on the Exchange versus the NAV of those shares; and

  the Exchange Specialist,39 who may from time to time find it appropriate to purchase or redeem Creation Units in connection with its market-making activities on the floor

39 If NYSE is the primary listing Exchange, it is expected that one or more Exchange member firms will be designated by the Exchange to act as a specialist and maintain a market on the Exchange for the ETF Shares. If ETF Shares are listed on Nasdaq or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as market maker (“Market Maker”) and maintain a market for Shares trading on

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of the Exchange, and its responsibility to provide a fair and orderly secondary market for the Fund’s

ETF Shares.

Applicants expect that secondary market purchasers of the Fund’s ETF Shares will include both institutional investors and retail investors interested in owning a unitary security that represents an interest in a basket of fixed income securities that reflects the bond market as a whole or a portion of the bond market and that can be bought and sold on an intra-day or short-term basis. For additional information on secondary market purchasers, see supra Part III.A.

J.	Disclosure Documents and Marketing Pieces

The primary disclosure document with respect to the ETF Shares is the prospectus. In part to reduce any potential for confusion, ETF Shares will be offered through their own prospectus (the “ETF Shares Prospectus”),

separate from the prospectus that covers the Conventional Shares (the “Conventional Shares Prospectus”). Consistent

with recent amendments to Form N-1A, the ETF Shares Prospectus will be designed to meet the needs of investors purchasing ETF Shares in the secondary market, rather than the needs of Authorized Participants purchasing Creation

Units directly from an issuing Fund.40

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Applicant

Fund and the ETF Shares on the one hand, and a traditional

_______________________________

that Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in ETF Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in ETF Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker or Exchange Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed below trading on the Exchange (“Exchange Specialist”).

40 See Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 (Jan. 13, 2009) (Part III.A.4).

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“open-end investment company” or “mutual fund” and Conventional Shares, on the other hand. For example, with respect to disclosure in the ETF Shares Prospectus concerning the description of the Fund and the non-redeemability of ETF Shares, the Applicant Fund will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast the Trust or the Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the cover page; (3) the cover page will prominently disclose the fact that ETF Shares will be listed on an Exchange and will not be individually redeemable; (4) the ETF Shares Prospectus will disclose that investors may acquire ETF Shares from the Fund, and tender those ETF Shares to the Fund for redemption, in Creation

Units only; and (5) the ETF Shares Prospectus will disclose that the price of an ETF Share may be below, above or at the most recently calculated NAV. The SAI will include more detailed information about ETF Shares, including the details of purchasing and redeeming Creation Units. Applicants do not intend to have different SAIs for different share classes.

     Although the Applicant Fund is classified and registered under the Act as an open-end management investment company,

ETF Shares of the Fund will not be advertised or marketed or otherwise “held out” as shares of a traditional open-end investment company or a mutual fund. Instead, the Fund’s ETF Shares will be marketed as “actively managed ETF Shares,”

“exchange-traded shares of an actively managed fund” or “ETF Shares.” To that end, the designation of the Fund in all ETF

Shares-related marketing materials will be limited to the terms “exchange-traded fund,” “ETF,” “investment company,” and

“fund,” without reference to an “open-end fund” or a “mutual fund” except to compare and contrast the Fund

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and/or its ETF Shares with the Conventional Shares of the Fund or traditional open-end management investment companies (which may be referred to as “mutual funds”). In addition, each Fund’s ETF Shares Prospectus and ETF

Shares-related advertising material will prominently disclose that the Fund pursues an actively managed investment strategy or that the ETF Shares are shares of an actively managed fund. All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or ETF Shares traded on the Exchange, or refer to redeemability,

will prominently disclose that the ETF Shares are not individually redeemable shares and will disclose that investors may acquire ETF Shares from the Fund, or tender such ETF Shares for redemption to the Fund, in Creation Units only. The same approach will be followed in connection with the SAI, Shareholder Reports, and investor educational materials issued or circulated in connection with the ETF Shares.

     Consistent with the recent amendment of Form N-1A, the Fund’s ETF Shares Prospectus will direct investors to

Vanguard’s website for information in tabular form showing the number of days the market price of the Fund’s ETF Shares was greater or lesser than NAV during the most recently completed calendar year and the most recently completed calendar quarter since that year (or the life of the ETF share class, if shorter).41

As with all investment company securities, the purchase of ETF Shares in Creation Unit-size aggregations from an

Applicant Fund will be accompanied or preceded by a statutory or summary prospectus. In addition, a statutory or summary prospectus will accompany or precede each secondary market trade of ETF Shares.

41 See Form N-1A, Item 11(g)(2).

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     The Fund will make its prospectuses and shareholder reports available to brokers that sell the Fund’s ETF Shares.

It will be the responsibility of the brokers to ensure that these documents are provided to their clients who are entitled to receive them.

IV. IN SUPPORT OF THE APPLICATION

A.	Benefits of the Proposal

The proposal, if implemented, will benefit the investing public generally because the availability of an exchange-traded share class of the Applicant Fund would, among other things: (1) provide investors with a low-cost, actively managed, inflation-protected fixed-income product that offers intra-day liquidity and can be traded throughout the day at prices that reflect minute-by-minute market conditions rather than end-of-day prices;

(2) provide investors with an opportunity to obtain through their brokerage relationship a fund that offers actively managed exposure to a diversified portfolio of inflation-protected fixed-income securities with significantly lower transaction costs than if they purchased the individual securities; (3) increase competition in the actively managed fund space and provide investors with a greater choice of actively managed ETFs; and (4) enable investors to invest efficiently in market-based active management strategies that can provide greater diversification at a lower cost than existing actively managed ETFs due to the advantages conferred by the multi-class structure.

     The typical ETF allows investors to trade a portfolio of securities in a size comparable to a share of common stock.

Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to

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incorporate into their portfolio. The extraordinary asset growth of ETFs generally, including many Vanguard ETFs,

is ample evidence of the fact that ETFs have proven attractive to investors.

1. Trading History of Similar Products

     The degree of correspondence between the market price of existing Vanguard fund ETF Shares (based on the

Bid-Ask Price) and the NAV of the same ETF Shares has been remarkably close. The two Vanguard ETFs with the longest history are Vanguard Total Stock Market ETF and Vanguard Extended Market ETF (inception dates

May 24, 2001 and December 27, 2001, respectively). From inception through October 31, 2009, the Bid-Asked

Price of Total Stock Market ETF was within 25 basis points of NAV on more than 98% of trading days and within

50 basis points on more than 99% of trading days. From inception through November 4, 2009, the Bid-Asked Price of Extended Market ETF was within 25 basis points of NAV on more than 94% of trading days and within 50 basis points on more than 99% of trading days. For newer Vanguard domestic stock ETFs, the numbers generally are comparable.

     For four of Vanguard’s five fixed-income index ETFs, all of which have an inception date of April 3, 2007, the

Bid-Ask Price was within 100 basis points of NAV on approximately 90% of trading days since inception.42 Most of the days on which the difference exceeded 100 basis points occurred during the fourth quarter of 2008 and first

42 The fifth ETF was Extended Duration Treasury ETF, which has an average weighted maturity and an average duration of approximately 25 years, and thus is extremely volatile. This fund’s Bid-Ask Price was within 100 basis points of NAV on about 72% of trading days.

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quarter of 2009, a period of unprecedented illiquidity and volatility in the bond markets.

These four funds traded at a premium on 85-90% of trading days.

     The only actively managed bond ETF with any significant history is PowerShares Active Low Duration Fund,

with an inception date of April 11, 2008. According to the PowerShares website, from the beginning of 2009 through the end of the third quarter (Sept. 30, 2009), the fund had a premium or discount that was under 100 basis points on more than 80% of trading days, and under 200 basis points on about 93% of trading days. If we eliminate the extremely volatile first quarter of 2009, those numbers rise to 91% and 98.4%, respectively.

2. Structure and Operation of the Fund Compared to Index ETFs

     Applicants believe that the structure and operation of the Fund will be very similar to that of index ETFs. The liquidity of the Fund’s portfolio securities, the full transparency of the Fund’s portfolio, and the expected close tracking of the Fund’s Creation basket to its full portfolio will ensure an effective arbitrage mechanism. Consequently, Applicants have every expectation that the Fund will operate very similarly to index ETFs and actively managed ETFs currently trading in the secondary market.

3. The Fund Does Not Raise Unique or Additional Concerns

a. Portfolio Transparency, “Front Running” and “Free Riding.”

Applicants are confident that daily disclosure of the Applicant Fund’s portfolio securities will not lead to front running or free riding.43 The Fund uses four primary strategies in seeking to

43 “Front running” refers to the practice whereby one investor buys or sells securities immediately before another investor effects the same trade. In the case of a purchase, the front running investor seeks to profit from the increase in price caused by the other investor’s purchase of the same security. In the case of a sale, the front running investor seeks to avoid the drop in price caused by the other investor’s sale of the same security. “Free

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generate alpha, i.e., returns above those of the fund’s benchmark index.44 Daily disclosure of portfolio holdings would not affect three of those strategies, but conceivably could affect the fourth to the extent a sophisticated institutional investor were able to reverse engineer it and engage in front running. We are confident that institutional investors will not be able to do so. Changes to the portfolio based on this particular strategy are made only when the adviser’s judgment about a certain economic measurement changes, which happens infrequently and at irregular intervals. Significantly, changes to the Fund’s portfolio at any given time are small, and typically can be implemented within one or two trading days, making the possibility of front running very unlikely.

     Although Applicants cannot state with certainty that investors won’t engage in free riding, we are not as concerned about this possibility for a couple of reasons. First, with an expense ratio expected to be under 15 basis points, an investor arguably would have better results owning the fund and incurring the expense ratio than seeking on its own to duplicate the Fund’s portfolio. Consequently, we think free riding will happen rarely, if at all. Second, to the extent free riding occurs, the harm it causes is extremely minor, consisting simply of the fund losing out on some assets that it otherwise might have gathered, and any attendant economies of scale those assets might have generated. By contrast, front running can result in a fund paying more for securities purchases, or receiving less from securities sales, which directly affects performance.

_______________________________

riding” refers to the practice whereby one investor sees how another investor has traded and thereafter effects the same trades.

44 These strategies are proprietary and will not be discussed in this Application.

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     b. Liquidity of Portfolio Securities. Applicants expect that the Fund’s portfolio securities will be extremely liquid. This will provide Authorized Participants and arbitrageurs with a ready ability to transact in, and hedge their exposure to, such securities, which should allow them to take advantage of arbitrage opportunities when they arise.

This should result in premiums and discounts comparable to those experienced by index ETFs.

c. Arbitrage Mechanism. Applicants believe that the arbitrage opportunities offered by the Fund’s ETF

Shares, and the ability of market participants to take advantage of those opportunities, will be the same as those offered by index ETFs. As a result, Applicants believe that the secondary market prices of the ETF Shares will closely track NAV. The Commission has granted exemptive relief to index ETFs in large part because their transparency enables efficient arbitrage, thereby minimizing premiums and discounts. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by index ETFs.

     Applicants have every reason to believe that the liquidity and transparency of the Fund’s portfolio holdings will result in an arbitrage mechanism as efficient and robust as that which now exists for index ETFs. Consequently,

Applicants expect that (i) the bid-ask spreads established by market makers for the Fund’s ETF Shares will be very similar to the spreads on shares of index ETFs, and (ii) the secondary market price of the Fund’s ETF Shares should consistently be close to NAV.

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B.	Regulatory Concerns Raised by Actively Managed ETFs

In its Concept Release on actively managed ETFs,45 the Commission stated that, in evaluating any specific proposal for an actively managed ETF, it would consider whether the proposal presents any new regulatory concerns.

The Commission specifically identified two regulatory concerns – potential discrimination among shareholders and potential conflicts of interest for an ETF’s investment adviser. Applicants have considered the regulatory concerns the

Commission identified and address them below.

1. Potential Discrimination Among ETF Shareholders

     The first regulatory concern the Commission raised in the Concept Release relates to Section 1(b)(3) of the Act,

which states that the public interest and the interest of investors are adversely affected when investment companies issue securities containing inequitable or discriminatory provisions. The Commission observed that one potential difference between an index-based ETF and an actively managed ETF is that, in the latter case, significant deviations could develop between the market price and the NAV of the actively managed ETF’s shares. If this were to happen,

the Commission asked, would it “place investors who have the financial resources to purchase or redeem a Creation

Unit at NAV in a different position than most retail investors who may buy and sell ETF shares only at market price?”

The Commission also observed that “[i]t might be possible that, during any particular time, the NAV of an actively managed ETF could be increasing while the market price of its shares could be falling, and vice versa.”46

45 See Part IV.E of the Concept Release, cited supra footnote 14.

46 All quotations are from Part IV.E of the Concept Release.

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     Applicants’ proposal for full transparency of the Fund’s portfolio, combined with the best practices basket construction techniques described above in Part III.B, are designed to facilitate efficient arbitrage, thus avoiding the possibility that significant deviations could develop between the market price of a Fund’s ETF Shares and its

NAV. Consequently, Applicants do not expect the deviations between the market price and the NAV of the ETF

Shares to be significant in magnitude or frequency.

     In any event, Applicants do not believe that the possibility that significant discounts or premiums could develop means that the ETF shares are “inequitable” or “discriminatory” in a manner contemplated by Section 1(b)(3). In this regard, we note that ETF shares do not unilaterally advantage or disadvantage one group of shareholders over another.

For example, when a discount develops, secondary market sellers may be hurt, but secondary market purchasers can benefit. Simply put, not every difference is inequitable or discriminatory; if it were, index ETFs necessarily would violate

Section 1(b)(3). It is also important to note that the Applicant Fund will not discriminate, in that any investor with the financial resources to purchase (or redeem) a Creation Unit may do so. That some may not have the resources to do so is not “discriminatory,” just as a sales load schedule is not discriminatory simply because those who invest more pay lower loads.

     With respect to the hypothetical scenario in which the NAV of ETF shares increases while their market price decreases, or vice-versa, Applicants similarly believe that this is not evidence that the shares are inequitable or discriminatory, for the reasons discussed above.

2. Potential Conflicts of Interest

The second potential regulatory concern the Commission raised in the Concept Release relates to

Section 1(b)(2) of the Act, which states that the public interest and the

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interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of persons other than shareholders, including directors, officers,

investment advisers, other affiliated persons, underwriters, brokers, or dealers. The Commission observed that the operation of an ETF –specifically, the process in which a Creation Unit is purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities – may lend itself to certain conflicts of interest for the

ETF’s investment adviser, which has discretion to specify the securities included in the basket. The Commission stated

that these conflicts would appear to be minimized in the case of an index-based ETF because the universe of securities that may be included in the index-based ETF’s portfolio generally is restricted by the composition of its corresponding index. The Commission raised concerns that the same might not be the case for an actively managed ETF, because the increased investment discretion of the adviser to an actively managed ETF would seem to increase the potential for conflicts of interest. By way of example, the Commission noted that the adviser to an actively managed ETF might choose to include affiliated companies in the creation or redemption Basket.

     The Commission did not state in the Concept Release why including an affiliated company in the creation/redemption basket would cause a conflict. Presumably, the Commission believes that an adviser might favor an affiliated company by including it in the basket even if it is not in the fund’s best interest to own the company. However, assuming the company is a component of both the creation and redemption baskets, as is almost always the case, its inclusion in the basket is just as likely to result in the company’s securities being sold as bought. Moreover, the adviser has no ability to cause creations to happen. Perhaps

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most significantly, the ostensible conflict faced by the adviser to an actively managed ETF is no greater than for the adviser to any actively managed mutual fund.47 Finally, because portfolio managers are compensated in part based on performance and in no part on the fund’s ownership of affiliated companies, a manager would have no incentive to engage in the type of abusive conduct suggested in the Concept Release.

V. RELIEF REQUESTED

Applicants seek the following exemptions from the Act:48

1. Pursuant to Section 6(c), Applicants request an exemption from Section 2(a)(32) to permit ETF Shares to be redeemable by shareholders in Creation Units only.

2. Pursuant to Section 6(c), Applicants request an exemption from Sections 18(f)(1) and 18(i). This exemption will permit the Applicant Fund to utilize a multi-class structure.

3. Pursuant to Section 6(c), Applicants request an exemption from Section 22(d) and Rule 22c-1. These exemptions will permit the Applicant Fund to issue securities that trade on an Exchange at negotiated market prices,

rather than at NAV.

4. Pursuant to Section 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act. This exemption will permit certain affiliated persons of the Applicant Fund to buy securities from and sell securities to the Fund in connection with the in-kind purchase and redemption of the Fund’s ETF Shares.

47 As a general matter, Investment Company Act Section 12(d)(3) and Rule 12d3-1 thereunder limit the ability of fund advisers to purchase affiliated companies. These provisions apply to actively managed ETFs no less than they do to actively managed mutual funds.

48 Note that Applicants are not seeking relief from Sections 12(d)(1)(A) and (B) of the Act in reliance on the Vanguard 12(d)(1) Order. See supra text accompanying footnotes 7-9.

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     Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The exemptions requested herein are substantially similar to those granted in the Prior Vanguard ETF Orders and to those previously granted to actively managed exchange-traded funds.49

This Application, like the Prior Vanguard ETF Applications, differs in two significant ways from non-Vanguard

ETF applications. First, this Application involves an exchange-traded class of shares rather than a “stand-alone”

exchange-traded fund. Because of this multi-class structure, the Applicants are requesting relief from Sections 18(f)(1)

and 18(i) of the Act. Second, this Application does not seek relief from Section 5(a)(1) of the Act. Section 5(a)(1)

defines an “open-end” management investment company as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” In other applications involving open-end companies,

relief was sought from Section 5(a)(1) because the fund applicants issued only one class of shares; if the shares issued were considered not to be redeemable, the fund could not meet the definition of, and thus could not operate as, an open-end company. The Applicant Fund does not require relief from Section 5(a)(1) because it already has redeemable shares (the Conventional Shares) outstanding. A management investment company that has any redeemable securities outstanding is, according to Section 5(a)(1), an open-end company.

49 See supra footnotes 1-5.

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     This Application differs from the Prior Vanguard ETF Applications in that it seeks relief to permit actively managed funds, rather than index funds, to issue a class of exchange-traded shares.

VI. DISCUSSION OF RELIEF REQUESTED

A.	Section 6(c)

Section 6(c) provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.50 It permits the Commission to grant exemptions from particular provisions of the Act that would inhibit the development of new and innovative investment products, like the proposed ETF Shares. Section 6(c) provides as follows:

The Commission, . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Investment Company Act] or of any rule or regulation thereunder,

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants assert that their proposal to offer an exchange-traded class of shares offers significant benefits, as detailed in

Part IV.A above, and therefore is in the public interest. Applicants further assert that the issuance and trading of ETF Shares of an actively managed fund has not and will not lead to any of the abuses that the Act was designed to prevent, and

50 See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“[T]he broad exemptive power provided in 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act.”).

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therefore is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B.	Section 2(a)(32)

The term “redeemable security” is defined in Section 2(a)(32) of the Investment Company Act as:

any security, other than short-term paper, under the terms of which the holder,

upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets,

or the cash equivalent thereof.

Applicants believe that the ETF Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. ETF Shares are securities “under the terms of which” a holder may receive his proportionate share of the issuing fund’s current net assets. The unusual aspect of ETF Shares is that holders of such shares are entitled to redeem only when the shares are tendered in a Creation Unit bundle constituting a large number of individual shares. Because the redeemable Creation Unit of a Fund can be unbundled into individual ETF Shares that are not redeemable individually,

a possible question arises as to whether ETF Shares meet the definition of a “redeemable security.” In light of this uncertainty,

Applicants request an order to permit ETF Shares to be redeemed in Creation Unit aggregations only.

     Although ETF Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of an ETF Share will not vary much from its NAV. Empirical data from other Vanguard ETFs (and from non-Vanguard ETFs as well) supports this view. See Part IV.B

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above. Permitting ETF Shares to be redeemed in Creation Unit aggregations only does not appear to thwart the purposes of Section 2(a)(32) or any other provision of the Act and, in the opinion of Applicants, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C.	Sections 18(f)(1) and 18(i)

1. Need for Relief

Section 18(f)(1) of the Act provides that “it shall be unlawful for any registered open- end investment company to issue any class of senior security or to sell any senior security of which it is the issuer,” with exceptions not here relevant.

The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.” The

SEC generally takes the position that certain material differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company raise senior security issues under Section 18. Applicants seek relief from

Section 18(f)(1) because Conventional Shareholders and ETF Shareholders will pay different expenses, have different redemption and trading rights, and have different dividend payment dates. Applicants seek relief from Section 18(i) because

Conventional and ETF Shareholders have different voting rights in that each class has exclusive voting rights on any matter submitted to shareholders that relate solely to that class.

In 1995, the SEC adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multiple

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share class structure, provided that the company complies with certain requirements. Although the Applicant Fund will comply substantially with Rule 18f-3, including the Rule’s voting rights provisions, after issuing ETF Shares the

Fund will be unable to rely on the Rule because it will not be able to comply with each and every requirement of the

Rule, as discussed more fully in the next two subsections.

2. Compliance with Rule 18f-3

     Rule 18f-3 allows open-end investment companies to issue multiple classes of shares representing interests in the same portfolio subject to certain provisions intended to prevent investor confusion, assure fair expense allocation and voting rights, and prevent conflicts of interest among classes. Applicants represent that their proposal complies substantially with the provisions of Rule 18f-3 and that, to the extent it does not comply, the noncompliance does not implicate any of the abuses or concerns that Section 18 was designed to prevent.

     Before examining the ways in which Applicants’ proposal complies and fails to comply with Rule 18f-3, it is first necessary to provide a short background on how the Vanguard Funds operate and how expenses are allocated among the Vanguard Funds.

     In 1975, the Commission granted exemptive relief to certain funds advised and managed by Wellington

Management Company that permitted those funds to internalize their corporate administrative functions by owning and operating a service company -- VGI -- that would provide those functions at cost.51 Before granting the 1975 order, the

Commission reviewed a proposed Funds’ Service Agreement under which each Vanguard Fund would pay

51 Investment Company Act Release Nos. 8644 (Jan. 17, 1975) (notice) and 8676 (Feb. 18, 1975) (order). The 1975 order was amended in 1981, 1983, 1987, and 1992, in each case to increase VGI’s authorized capital. See Investment Company Act Release Nos. 11761 (May 4, 1981); 13613 (Nov. 3, 1983); 15846 (July 2, 1987); and 19184 (Dec. 29, 1992). None of the amending orders affected the allocation methodologies.

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VGI its portion of the actual cost of operating VGI. According to the proposed agreement, each fund would pay

VGI “its share of the direct and indirect expenses as allocated among the Funds, with allocation of indirect costs based on one or more of the following methods of allocation [net assets, personnel time of VGI employees, and/or transaction activity], or such other methods of allocation as may be approved by [VGI’s] Board of Directors.”

After the 1975 order was granted, the Vanguard Funds entered into a Funds’ Service Agreement with VGI, which agreement, as amended, is still in effect, and which contains language substantially similar to the language quoted above.

     In 1981, after several contested administrative hearings, the Commission granted further relief that permitted the

Vanguard Funds to internalize the funds’ marketing and distribution through a new subsidiary of VGI -- VMC -- that would provide distribution services at cost.52 The 1981 order requires that VMC’s expenses be allocated among the

Vanguard Funds according to a formula (the “Distribution Formula”) based 50% on a fund’s average month-end net assets during the preceding quarter relative to the average month-end net assets of the other Vanguard Funds, and 50%

based on the fund’s sales of new shares relative to the sales of new shares of the other Vanguard Funds during the preceding 24 months. To ensure that a new fund is not unduly burdened, the Distribution Formula includes a ceiling so that no fund’s payment (expressed as a percentage of its assets) exceeds 125% of the average expenses of the funds as a group (expressed as a percentage of the

52 Investment Company Act Release No. 11645 (Feb. 25, 1981) (Opinion of the Commission and Final Order). The 1981 order concluded that “[t]he proposed plan benefits each fund within a reasonable range of fairness. Specifically, the plan promotes a healthy and viable mutual fund complex within which each fund can better prosper; enables the [f]unds to realize substantial savings from advisory fee reductions; promotes savings from economies of scale; and provides the [f]unds with direct and conflict-free control over distribution functions.”

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group’s total assets). In addition, no fund may pay more than 0.2% of its average month-end net assets for distribution.

After the SEC issued the 1981 order, the Funds’ Service Agreement was amended to include the Distribution Formula.

     Although the Funds’ Service Agreement does not contemplate class-specific expenses, such expenses are provided for under the 18f-3 Plans adopted by the Vanguard Funds that have a multi-class arrangement. In every case, a fund’s

18f-3 Plan was approved by the fund’s board of trustees.

Applicants will comply in all respects with Rule 18f-3, except paragraphs (a)(1)(i) and (a)(4), which are discussed below:

  Paragraph (a)(1)(i) -- Each class shall have a different arrangement for shareholder services or the distribution of securities or both, and shall pay all of the expenses of that arrangement.

Each class of the Applicant Fund currently has different shareholder servicing arrangements and pays all of the expenses of its particular shareholder servicing arrangement. That will continue to be the case assuming the Applicant

Fund is permitted to issue a class of ETF Shares.

     ETF Shares could be considered to have a distribution arrangement different from that of Conventional Shares.53

If that were the case, then the ETF Shares, to comply with paragraph (a)(1)(i) of Rule 18f-3, would have to bear all distribution costs that are attributable directly to them and not bear any distribution costs attributable directly to other classes or to funds that do not have a class of ETF Shares. Distribution for all of the

53 Most notably, ETF Shares typically are purchased with a basket of securities by or through Authorized Participants, while the classes of Conventional Shares typically are purchased for cash by any investor who meets the investment minimum.

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Vanguard Funds is handled by VMC. Before any Vanguard Fund issued ETF Shares, VMC allocated distribution expenses among the Vanguard Funds using the Distribution Formula described above, with each class of a multi-class fund treated as if it were a separate fund (the “Multi-Class Distribution Formula”). In the Prior Vanguard ETF Orders,

the Commission permitted Vanguard to continue to allocate distribution expenses according to the Multi-Class

Distribution Formula, notwithstanding that such formula is inconsistent with paragraph (a)(1)(i) of Rule 18f-3.54

Applicants seek relief identical to that provided in the Prior Vanguard ETF Orders that would permit VMC, after the Fund begins issuing ETF Shares, to continue to allocate distribution expenses according to the Multi-Class

Distribution Formula.

     The original Distribution Formula was adopted after years of discussion with the Commission and a series of administrative hearings. The Commission expressly approved the original Distribution Formula as part of the 1981 order, and it represents a fundamental feature of Vanguard’s mutual, internally managed fund structure. The

Multi-Class Distribution Formula was based on the same fundamental premise as the original Distribution Formula --

that all Vanguard shareholders benefit when additional shareholders invest in Vanguard Funds, and therefore that a portion of the cost incurred in distributing new shares (whether shares of a new fund or shares of a new class) should be borne by all Vanguard shareholders.

54 Under the Multi-Class Distribution Formula, distribution expenses attributable directly to the ETF Shares will not be allocated solely to those shares. Rather, all distribution expenses (whether or not attributable to a particular class) are pooled and allocated among the Vanguard Funds – with each class of a multi-class fund, including each ETF Share class of an Applicant Fund, treated as if it were a separate fund – based half on relative sales of new shares and half on relative net assets. Allocating distribution expenses this way is not consistent with paragraph (a)(1)(i) of Rule 18f-3 because each class may not pay all of the expenses of its distribution arrangement.

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     The Multi-Class Distribution Formula has been approved by the boards of the Vanguard Funds and has a proven history. It is fundamental to the Vanguard structure and, in Applicants’ view, is the fairest and most appropriate way to allocate distribution expenses. The board of each Vanguard Fund annually reviews and approves the fund’s continued

participation in arrangements for the payment of marketing and distribution expenses, including the Multi-Class

Distribution Formula.

  Paragraph (a)(4) -- Except as set forth in paragraphs (a)(1)-(3), each class shall have the same rights and obligations as each other class.

There are three ways in which Conventional Shares and ETF Shares of the Applicant Fund will have different rights. First, redemption rights: Conventional Shares are individually redeemable while ETF Shares will be redeemable only in Creation Unit bundles. Second, trading rights: ETF Shares will be tradable on an Exchange while Conventional

Shares will not. Third, timing of dividend payments: Although all share classes of the Fund will pay dividends quarterly,

the payment date for the Conventional Shares will be the same as the ex date, whereas the payment date for ETF Shares will be four days or more after ex date. None of these differences, in Applicants’ view, implicate the concerns at which

Section 18 is directed – i.e., excessive leverage, conflicts of interest, and investor confusion.

  Leverage: The issuance of classes of shares with different rights and obligations, and different dividend payable dates, does not create any opportunity for leverage.

  Conflicts of Interest: See Section VI.C.3 directly below.

  Investor Confusion: See Section VI.C.4 below.

     Another difference between Conventional Shares and ETF Shares – although it is not a “right” or “obligation”

of the classes – is that they will be subject to slightly different tax treatment. We discuss this difference in

Section VI.C.5 below.

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3.	Conflicts of Interest

a. Potential conflicts of interest resulting from different redemption and trading rights. Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when one class of a fund is exchange-traded and another class is not, or when one class is redeemable only in large aggregations and another is redeemable without limitation. It is important to note that the different trading and redemption rights accorded

Conventional Shares and ETF Shares are necessary if the proposal is to have the desired benefits. ETF Shares will be tradable on an Exchange and redeemable only in large amounts to encourage short-term investors to conduct their trading activities in a vehicle that will not disrupt the investment management of the Fund. There is no reason to make Conventional

Shares tradable, and it would be counterproductive to facilitate the ability of short-term investors to disrupt the Fund by making ETF Shares individually redeemable.

b. Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days.

Although Conventional Shares and ETF Shares generally will both pay dividends quarterly, the payment date for

Conventional Shares will be ex date while the payment date for ETF Shares will be approximately four days after ex date.

See Part III.H. Thus, while Conventional Shareholders who wish to reinvest their dividends will be able to do so on ex date,

ETF Shareholders who wish to reinvest their dividends will not be able to do so until several days later. The delay between ex date and payment/reinvestment date occurs for all exchange-traded funds, whether they are stand-alone shares or part of a multiple-class structure, and regardless of whether an ETF Shareholder elects to reinvest dividends.

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     As a result of the difference in when dividends are paid, Conventional Shareholders of the Applicant Fund who reinvest will be continuously invested, while ETF Shareholders who reinvest will be “out of the market” for four days with respect to the amount of the dividend. This four-day difference will affect the relative performance of the classes because, during the four-day period when the dividend is out of the market, ETF Shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. In most cases, this economic difference is not expected to be significant.

Income on dividends: Let us assume an investor holds $100,000 in ETF Shares of an Applicant Fund that yields

6%, or $6,000 year. One quarter’s dividends will total 1/4 of $6,000, or $1,500. At a yield of 6%, four days’

worth of income accrued by the fund on $1,500 equals about 99 cents. Since the shareholder will be deprived of this amount every quarter, we multiply by 4 to obtain the yearly “loss” of $3.96. On an investment of $100,000,

$3.96 equates to 0.0000396%, or about 0.40 basis point – less than one-half of one basis point. In an unusually high interest rate environment with a prevailing yield of 12%, an ETF Shareholder would forego, relative to a conventional shareholder, 0.79 basis point’s worth of income per year as a result of the four-day delay between ex date and reinvestment date. By any measure, differences of less than one basis point per year are unequivocally insignificant.

Appreciation on dividends: During the four days that an ETF Shareholder is out of the market on a dividend, he or she will lose the potential for appreciation or depreciation on the dividend amount attributable to changes in interest rates. Over the average four-day period, interest rates rarely change materially, and therefore, typically,

there would be little or no appreciation or depreciation that an ETF Shareholder misses out on from having his or her dividend amount out of the market between ex date and reinvestment date. In addition, since interest rates are equally likely to go up or down, appreciation during any particular four-day period is likely to be offset by depreciation during a subsequent period, and vice-versa, resulting in minimal net effect over time.

     We do not believe that the potential performance difference between Conventional and ETF classes resulting from the different dividend payment schedules is inconsistent with the purposes underlying Section 18 of the Act for the following reasons:

• As noted above, the potential performance difference is not significant.

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  The potential performance difference does not consistently favor one class over the other. Because interest rates are equally likely to move up or down, the four-day payment delay experienced by ETF shareholders is as likely to help them as hurt them.

  Section 18 does not guarantee equality of performance among different classes of the same fund. Indeed,

          different classes will always have different performance as a result of the different expense ratios that apply to each class. Typically, performance differences attributable to expense ratio differences are far greater than the performance differences that will result from different classes having different payment dates.

  The use of different payment dates is a necessary consequence of the fact that ETF Shares are exchange traded while Conventional Shares are not. The delay between ex date and payment date is an inherent feature of any ETF that investors must accept in order to obtain the other inherent features of the instrument,

          such as intra-day trading.

  The delay between ex date and payment date cannot be avoided; it would exist whether a Vanguard ETF were structured as a separate share class of a multi-class fund or as a stand-alone clone fund. If the

          Commission were to deny relief to Applicants based on the fact that ETF Share distributions are out of the market for a few days each month while Conventional Shares are not, Applicants would have to offer actively managed ETFs through a stand-alone fund. This alternative would hurt investors because a stand-alone fund,

         as explained previously, would have a higher expense ratio and would not experience the same efficiencies in seeking to achieve its investment objective.  Moreover, investors in the stand-alone fund would still

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experience the same delay between ex date and payment date. It would be utterly inconsistent with the public interest for the Commission to preclude Applicants from offering actively managed ETFs in a multi-class context and allow them to do so through an inferior stand-alone clone fund.

4. Investor Confusion

    One of the concerns regarding multi-class arrangements is the potential for investor confusion. We believe the potential for confusion is very limited, in part because retail investors will acquire Conventional Shares and ETF Shares through different channels. Most retail investors acquire Conventional Shares directly from Vanguard. By contrast, it is expected that most retail investors will acquire ETF Shares in secondary market purchases through brokers. It is unlikely,

therefore, that investors will confuse the two. Moreover, Applicants note that ETFs have been in existence for more than fifteen years, with many of these funds so popular that they consistently are among the highest volume securities on the

Exchange on which they trade. From all available evidence, it appears that investors are familiar with the concept of ETFs and understand the fundamental differences between them and conventional mutual funds. Thus, Applicants think the potential for confusion is very limited.

     Notwithstanding the limited potential for confusion, and the lack of evidence that investors are in fact confused,

Applicants will take numerous steps to ensure that investors clearly understand the differences between the Fund’s

Conventional Shares and ETF Shares.

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  Different products, different names: All references to the exchange-traded class of shares will use the generic term “ETF Shares” or a form of the trade name “Vanguard ETFs” rather than the fund name.55

  Separate prospectuses: There will be separate prospectuses for ETF Shares and Conventional Shares.

  Prominent disclosure in the ETF Shares prospectus: The cover and summary page of the ETF Shares

          Prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.

  No reference to Vanguard ETFs as a mutual fund investment: Vanguard ETFs will not be marketed as a mutual fund investment. Marketing materials may refer to Vanguard ETFs as an interest in an investment company or fund, but will not make reference to an “open-end fund” or “mutual fund”56 except to compare or contrast the

          ETF Shares with conventional mutual funds.57 Where appropriate, there may be express disclosure that

         Vanguard ETFs are not a mutual fund product.

  Limitations on joint advertising: VMC will not advertise Conventional Shares and ETF Shares in the same advertisement or marketing material without the special disclosure described below.

  Special disclosure: In any document addressed primarily to prospective investors (including the Conventional

          Shares and ETF Shares Prospectuses, SAI, advertisements, and marketing materials) the following points will be emphasized: (a) ETF Shares are not redeemable with an Applicant Fund other than in Creation Unit aggregations; (b) ETF Shares, other than in Creation Unit aggregations, may be sold only through a broker,

          and the selling shareholder may

55 The exchange-traded class of shares issued by the Vanguard Funds will be referred to collectively as Vanguard ETFs and individually by combining the Fund name with “ETF” e.g., Vanguard Inflation-Protected Securities ETF. See also footnote 56 infra.

56 Notwithstanding this representation, marketing materials may reference the fact that, for example, Vanguard Inflation-Protected Securities ETF is a share class of Vanguard Inflation-Protected Securities Fund. This statement should not cause confusion because other information in those same marketing materials (see bullet point titled “Special disclosure”) will highlight the differences between ETF Shares and Conventional Shares issued by the same Fund.

57 If VMC publishes materials comparing and contrasting Conventional Shares and ETF Shares, we expect those materials to explain the relevant features of each class and highlight the differences between the two classes. The materials also may present Vanguard’s view of which share class is most appropriate for which types of investors. Depending on the context and what we believe will be most helpful to investors, in some cases ETF Shares may be compared and contrasted generally to traditional mutual fund shares, while in other cases ETF Shares of a particular fund may be compared and contrasted to Conventional Shares of the same fund.

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  have to pay brokerage commissions in connection with the sale; and (c) the selling shareholder may receive less than net asset value in connection with the sale of ETF Shares.
      Disclosure regarding reinvestment of dividends: The Fund’s ETF Shares Prospectus will disclose that reinvestment of dividends (if elected) will not occur until approximately four days after ex date.

      Educational material: VMC has printed and website disclosure providing plain English disclosure about

              Vanguard ETFs and how they differ from traditional mutual funds.

         Applicants believe that the efforts outlined above will ensure that every interested investor will understand clearly the differences between Conventional Shares and ETF Shares.

    5. Legislative history of Section 18

         Applicants assert that the relief requested from Sections 18(f)(1) and 18(i) is consistent with the legislative history of the Act. The legislative history of Section 18 references myriad abuses arising from an investment company’s issuance of multiple share classes. These abuses include excessive leverage, borrowings, issuance of preferred stock, practices

    (including dividend practices) favoring management’s share classes over classes held by other shareholders, and dividend payments to common stockholders out of contributed capital (to the detriment of senior security holders). None of these abuses is relevant to Applicants’ proposal.

         That said, Applicants freely acknowledge – indeed, we emphatically agree with –Congress’ view that the national public interest and the public interest of investors are adversely affected “when investment companies issue securities containing inequitable or

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    discriminatory provisions,”58 and we note that Section 18 was intended to implement this policy. Moreover,

    Applicants agree that it would not be in the public interest for the Commission to grant exemptive relief to any multiple class proposal that includes inequitable or discriminatory dividend practices.59

    We do not believe the proposed differences between the classes with respect to the payment of dividends are the sort of differences in payment of dividends that Congress sought to prohibit. The 1939 Investment Trust

    Study cites numerous examples of abusive practices associated with the issuance of senior securities. Two of these practices involved dividend practices. The first concerned the payment of dividends to common stock or a junior preferred stock out of contributed capital.60 The Commission deemed this practice abusive because it deprives preferred stockholders “of that margin of safety or ‘capital cushion’ consisting of the [money] paid in by the common stock upon the existence of which the preferred stockholders rely in purchasing their stock.”61 The second abusive practice involving dividends concerned the payment of dividends to common stock or junior preferred stock out of capital gains.62 The Commission deemed this practice abusive because “if capital gains are distributed in the form of large dividends to junior securities, subsequent

    58 Investment Company Act Section 1(b)(3).

    59 Cf. Report of the Securities and Exchange Commission on Investment Trusts and Investment Companies at 1591 (1939) (“the disposition of assets by a company by way of dividends to any class of stock is of vital importance to all the other classes ”).

    60 Id. at 1710-22.

    61 Id. at 1710.

    62 Id. at 1723-31.

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    capital losses may have to be borne by the senior security holders.”63 Quite simply, Applicants’ proposal does not involve the specific practices against which Congress was legislating when it enacted Section 18.

         Of course, the fact that Applicants’ proposal differs from the specific practices Congress considered when enacting Section 18 does not mean that the proposal passes muster under Section 18. As noted above, the key is whether the proposal includes inequitable or discriminatory provisions. For the reasons set forth in the Application,

    we do not believe our proposal is either inequitable or discriminatory.

         The difference in the dates on which dividends are paid to Conventional and ETF Shares is due solely to industry practice, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. As noted above in Part III.H, the delay between ex date and payment date occurs for any ETF, whether it is a stand-alone fund or a separate share class of a multiple-class fund, and regardless of whether a shareholder elects to reinvest dividends. We acknowledge that the difference in when dividends are paid will affect the relative performance of the classes. However, as discussed above in Part VI.C.3, Applicants do not expect the economic difference to be significant. Accordingly, we believe that the issuance of the ETF share class by the Applicant Fund as proposed is neither inequitable nor discriminatory, and therefore is consistent with the legislative history of Section 18.

    63 Id. at 1723.

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    6. Summary of case for relief from Sections 18(f)(1) and 18(i)

    Applicants are requesting an exemption from Section 18(f)(1) and 18(i) that would allow the Applicant Fund to add ETF Shares to its multi-class structure.

         In support of their request for relief from Section 18(i), which requires that all shares of a fund have equal voting rights, Applicants represent that they will comply in all respects with the provisions of Rule 18f-3 governing voting rights. These provisions are intended to confer equitable (though not equal) voting rights on different share classes. In conformity with the Rule, each share class of the Fund will have exclusive voting rights on any matter submitted to shareholders that relates solely to that class’ shareholder servicing and/or distribution arrangement,

    and will have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of another class. Because the voting rights conferred on Fund shareholders conform with applicable legal requirements, Applicants contend that their request for relief from Section 18(i) of the Act is necessary and appropriate in the public interest and consistent with the protection of investors and with purposes fairly intended by the policy and provisions of the Act.

         In support of their request for relief from Section 18(f)(1), Applicants represent that they will comply in all respects with Rule 18f-3, except that (a) distribution expenses will not be allocated in accordance with the rule, and (b)

    Conventional Shares and ETF Shares will have different rights with respect to redeemability and trading, and will have different dividend payment dates. In Parts VI.C.2-4 above, Applicants explained that (a) the Applicant Fund will allocate distribution expenses in a manner that has been approved by the boards of the Vanguard Funds and is consistent with the allocation methods previously approved by the Commission for distribution expenses; and (b) the different redemption, trading, and

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    dividend features of Conventional Shares and ETF Shares will not lead to any of the abuses Section 18 was designed to address.

D.	Section 22(d) and Rule 22c-1

    Section 22(d) of the Act provides that:

    No registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter,

    no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer,

    a principal underwriter, or the issuer, except at a current public offering price described in the prospectus.

    Rule 22c-1 provides that:

    No registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

         ETF Shares of the Applicant Fund will be listed on an Exchange and the Exchange Specialist will seek to maintain a market for such ETF Shares. Secondary market transactions in ETF Shares will be effected at negotiated prices (generally the current bid/ask price quoted on the Exchange), and not on the basis of NAV next calculated after receipt of any purchase or sale order. These transactions, therefore, will not be made at an offering price described in the prospectus, as required by

    Section 22(d), or at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

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         The sale of ETF Shares at negotiated prices does not, in Applicants’ view, present the opportunity for any of the abuses that Section 22(d) and Rule 22c-1 were designed to prevent. While there is little legislative history regarding

    Section 22(d), that section appears to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.64

    Rule 22c-1 was intended to eliminate the riskless trading that Section 22(d) mitigated, but did not eliminate.65

    The first two purposes -- preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers -- would not seem to be relevant issues for secondary trading by dealers in ETF

    Shares of the Applicant Fund.  Secondary market transactions in ETF Shares will not dilute existing Fund shareholders because such transactions will not directly or indirectly affect the Fund’s assets.66 Similarly,

    secondary market trading in ETF Shares will not result in unjust discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such differences occur as a result of market forces, i.e., supply and demand. This

    64 See Protecting Investors: A Half Century of Investment Company Regulation, at 299-303 (1992); Investment Company Act Release No. 13183 (April 22, 1983).

    65 See Protecting Investors, supra, at 308.

    66 All transactions that affect a Fund’s assets, such as transactions involving Conventional Shares and Creation Unit purchases and redemptions of ETF Shares, will be made in compliance with Section 22(d) and Rule 22c-1.

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    discrimination is no more “unjust” than the discrimination that occurs when one investor purchases Conventional

    Shares at a higher price than another investor as a result of an increase in the NAV of the Shares.

         With respect to the third purpose of Section 22(d) -- preventing the disruption of orderly markets -- Applicants assert that the proposed distribution system will be orderly. There will be no “contract” vs. “non-contract” dealers.

    All dealers trading ETF Shares will be on an equal footing. The presence of the Exchange Specialist also helps to provide an orderly market. Arbitrage activity will ensure that the difference between the market price and NAV of

    ETF Shares remains narrow. Finally, to the extent Section 22(d) was intended to avoid disruption in the distribution system, it was designed to protect investment companies and their selling group dealers, not members of the investing public. Applicants have the right to waive that protection, and wish to do so.

         On the basis of the foregoing, Applicants believe (i) that the abuses Section 22(d) and Rule 22c-1 were designed to address will not be present under Applicants’ proposal; and (ii) that the relief requested is consistent with the standards set forth in Section 6(c). Accordingly, Applicants request that the Commission grant their request for an order of exemption from Section 22(d) and Rule 22c-1.

E.	Sections 17(a)(1) and 17(a)(2)

    Pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act. The exemption will allow persons who are affiliates of the Applicant Fund by virtue of owning 5% or more, or more than 25%, of the

    Fund’s outstanding securities (or

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    affiliated persons of such affiliated persons that are not otherwise affiliated persons of the fund) to effect purchases and redemptions of Creation Units in kind.67

    Section 17(a)(1) of the Act makes it unlawful for any affiliated person of a registered investment company,68 acting as principal, knowingly to sell any security or other property to such registered company (with certain exceptions not here relevant). Section 17(a)(2) of the Act makes it unlawful for any affiliated person, acting as principal, knowingly to purchase any security or other property from such registered company (with one exception not here relevant). Section 2(a)(3)(A) and (C) of the Act define “affiliated person,” respectively, as any person who owns 5% or more of an issuer’s outstanding voting securities and any person who controls the fund. Section 2(a)(9)

    of the Act provides that a control relationship will be presumed where a person owns 25% or more of another person’s voting securities.

         Section 17(b) of the Act provides that the Commission will grant an exemption from the provisions of Section 17(a)

    if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

    Past applications have suggested the possibility that Section 17(b) may authorize the Commission to exempt from

    Section 17(a) only a one-time transaction, and that relief for a series of ongoing transactions, such as the ongoing sale and

    67 The relief requested from Section 17(a) does not extend to persons who are affiliates of the Fund for reasons other than those specified in the text. Applicants reserve the right, however, to seek such additional relief from Section 17(a) sometime in the future.

    68 As used herein, the term “affiliated person” includes a second tier affiliated person.

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    redemption of Creation Units, requires an exemption under Section 6(c) of the Act as well.69 Accordingly, relief from Section 17(a) is requested under Section 6(c) as well as under Section 17(b).

         Although extremely remote, there is a theoretical possibility that a large institutional investor could end up owning

    (i) 5% or more of the Fund, making that person an affiliate of the Fund pursuant to Section 2(a)(3)(A), or (ii) more than 25% of the Fund, making that person a control affiliate of the Fund pursuant to Section 2(a)(3)(C).70 S ection 17(a) would prohibit that person from purchasing or redeeming Creation Units in kind, as such transactions would involve the purchase or sale of securities between a fund and a fund affiliate.

         Applicants seek an exemption from Section 17(a)(1) and (2) to permit an investor affiliated with the Fund solely through ownership as described above (an “Ownership Affiliate”) to purchase ETF Shares directly from, or redeem

    ETF Shares directly with, the Fund through in kind transactions.71 Applicants assert that no useful purpose would be served by prohibiting Ownership Affiliates from effecting in-kind purchases and redemptions of Creation Units.

    69 See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

    70 This possibility is remote because the Fund currently has assets of approximately $26 billion. To become a 5% holder of the Fund, an investor would have to acquire Fund shares valued at more than $1.5 billion. To become a control affiliate through 25% ownership, an investor would have to acquire Fund shares valued at approximately $8.7 billion.

    71 If purchases and sales of ETF Shares of a Fund occur in the secondary market, relief from Section 17(a) would not be necessary because the Applicant Fund would not be a party to the transaction. Similarly, if creations and redemptions are effected directly with the Applicant Fund for cash, relief from Section 17(a) also would not be necessary because paragraphs (1) and (2) of Section 17(a) contain exceptions for such transactions. The requested relief is intended to cover only in-kind transactions directly between the Applicant Funds and an Ownership Affiliate.

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         Applicants submit that the terms under which an Ownership Affiliate will effect in-kind purchases and redemptions of Creation Units with the Fund, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. All investors seeking to purchase or redeem Creation Units of the Applicant Fund, whether or not

    Ownership Affiliates, will be treated alike. All such investors will transact at the Fund’s next calculated NAV. In all cases,

    a security deposited into or redeemed from the Fund will be valued in the same manner, using the same standards, as that security is valued for purposes of calculating the Fund’s NAV. In all respects, Ownership Affiliates making in-kind purchases and redemptions will be treated no differently from non-affiliates making in-kind purchases and redemptions.

         Applicants further submit that the in-kind purchase or redemption of ETF Shares by an Ownership Affiliate on the terms discussed above is consistent with the policy of the Fund as recited in its registration statement. The Fund’s registration statement makes clear that purchases and redemptions of ETF Shares directly with the Fund, except in rare cases,

    will be effected in kind and at the Fund’s next calculated NAV. Any investment by an Ownership Affiliate in the

    Fund’s ETF Shares will be effected in accordance with the Fund’s investment restrictions and consistent with its investment objectives and policies.  Finally, Applicants submit, for all of the reasons discussed above, that the in-kind purchase or redemption of ETF Shares by an Ownership Affiliate is consistent with the general purposed of the Act.

         In sum, Applicants believe that the relief requested from Section 17(a) meets the standards of Section 17(b) in that the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned,

    are consistent with the policy of the Fund, and are consistent with the general purposes of the Act. Applicants further believe

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    that the relief requested from Section 17(a) meets the standards of Section 6(c) in that the proposed transactions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

    VI. CONDITIONS OF RELIEF

         Applicants agree that the order of the Commission granting the requested relief will be subject to the following conditions:

    1. The requested order will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of an exchange-traded class of shares of actively managed funds.

         2. The ETF Shares Prospectus for the Applicant Fund will clearly disclose that, for purposes of the Act, ETF Shares are issued by the Applicant Fund, a registered investment company, and that the acquisition of ETF Shares by investment companies and companies relying on Section 3(c)(1) or 3(c)(7) of the Act is subject to the restrictions of Section 12(d)(1)

    of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in an Applicant

    Fund beyond the limits of section 12(d)(1), subject to certain terms and conditions.

    3. As long as the Applicant Fund operates in reliance on the requested order, the ETF Shares will be listed on an Exchange.

         4. The ETF Shares of the Applicant Fund will not be advertised or marketed as shares of an open-end investment company or mutual fund. The ETF Shares Prospectus of the Applicant Fund and ETF Shares-related advertising material will prominently disclose

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    that the ETF Shares are shares of an actively managed fund. The ETF Shares Prospectus also will prominently disclose that the ETF Shares are not individually redeemable and will disclose that holders of ETF Shares may acquire the shares from the Applicant Fund and tender the shares for redemption to the Applicant Fund in Creation Unit aggregations only.

    Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that ETF Shares are not individually redeemable and that holders of ETF Shares may acquire the shares from the

    Applicant Fund and tender the shares for redemption to the Applicant Fund in Creation Unit aggregations only.

         5. On an annual basis, the board of trustees of the Applicant Fund, including a majority of Disinterested Trustees, must determine that the allocation of distribution expenses among the classes of Conventional Shares and ETF Shares in accordance with the Multi-Class Distribution Formula is in the best interests of each class and of the Applicant Fund as a whole. Each Applicant Fund will preserve for a period of not less than six years from the date of a board determination,

    the first two years in an easily accessible place, a record of the determination and the basis and information upon which the determination was made. This record will be subject to examination by the SEC and its staff.

    6. The Fund will comply with Item 11(g)(2) of Form N-1A, or any successor provision relating to the publication of premium and discount information.

         7. Neither VGI nor any adviser other than VGI that is engaged to provide advisory services to the Applicant Fund,

    will cause, directly or indirectly, any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with an Applicant Fund) to acquire any Deposit Security for the Applicant Fund through a transaction in which the Applicant Fund could not engage directly.

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         8. On each business day, before the commencement of trading in ETF Shares on an Exchange, the Applicant

    Fund will disclose on its website the identities and quantities of the portfolio securities and other assets held by the

    Applicant Fund that will form the basis of the Fund’s calculation, on a per ETF Share basis, of the NAV at the end of the business day.

    VII. CONCLUSION

         For the reasons articulated above, Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the policies and purposes of the Act. Accordingly,

    Applicants request that a notice of the filing of this Application be published and that an order thereafter be issued granting the relief requested herein, subject to the terms and conditions set forth herein, without the holding of a hearing thereon.

    Applicants have caused this Application to be duly signed on their behalf on the 27th day of November, 2009.

    VANGUARD BOND INDEX FUNDS

    By:    /s/ F. William McNabb III
               F. William McNabb III,
               Chief Executive Officer and President

    [signature lines continued on next page]

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THE VANGUARD GROUP, INC.

By:	/s/ F. William McNabb III
F. William McNabb III,
Chief Executive Officer and President

VANGUARD MARKETING CORPORATION

By:	/s/ Heidi Stam
Heidi Stam, Senior Vice President

    Page 70 of 75 sequentially numbered pages (including exhibits)

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    EXHIBIT A-1

    VERIFICATION

         The undersigned states that he has duly executed the attached Application, dated November _27_, 2009, for and on behalf of Vanguard Bond Index Funds (the “Trust”) and The Vanguard Group, Inc. (“VGI”); that he the Chief Executive Officer and President of the Trust and VGI; and that all action by stockholders, trustees, directors, and other bodies necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that he is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ F. William McNabb III
F. William McNabb III

    Page 71 of 75 sequentially numbered pages (including exhibits)

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    EXHIBIT A-2

    VERIFICATION

         The undersigned states that she has duly executed the attached Application, dated November _27_, 2009, for and on behalf of Vanguard Marketing Corporation (“VMC”); that she is Senior Vice President of VMC; and that all action by stockholders, trustees, directors, and other bodies necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that she is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

    /s/ Heidi Stam

                 Heidi Stam

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    EXHIBIT A-3

    AUTHORIZATION FOR

    VANGUARD INFLATION-PROTECTED SECURITIES FUND, A SERIES OF

    VANGUARD BOND INDEX FUNDS

         Pursuant to the Agreement and Declaration of Trust of the Vanguard Bond Index Funds (the “Trust”),

    the business of the Trust shall be managed by its Board of Trustees. At a meeting held on July 24, 2009,

    the Board of the Trust authorized and directed the Trust to file this Application on behalf of itself and one of its series, Vanguard Inflation-Protected Securities Fund (the “Fund”). The resolutions of the Board to this effect are as follows:

    RESOLVED, that the Board authorizes Vanguard management to proceed with filing and negotiating a new exemptive application with the SEC that seeks to add an ETF share class to the Fund and represents that the Fund will be fully transparent;

    FURTHER RESOLVED, that the Board approves the modification of the Fund’s holdings disclosure policy to allow for daily disclosure of the Fund’s full holdings and; and

    FURTHER RESOLVED, that the Board authorizes Vanguard management to launch an ETF share class of the Fund, undertaking any legal or operational actions required to do so.

    Attested:

    By:   /s/ Arthur S. Gabinet

           Arthur S. Gabinet, Assistant Secretary

    Date: November _27_, 2009

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    EXHIBIT A-4

    AUTHORIZATION FOR
    THE VANGUARD GROUP, INC.

         Pursuant to the By-Laws of The Vanguard Group, Inc. (“VGI”), the business of VGI shall be managed by its Board of Directors. At a meeting held on July 24, 2009, the Board authorized and directed VGI to execute and file this Application. The resolutions of the Board to this effect are as follows:

    RESOLVED, that the Board authorizes Vanguard management to proceed with filing and negotiating a new exemptive application with the SEC that seeks to add an ETF share class to the Fund and represents that the Fund will be fully transparent;

Attested:
By:	/s/ Arthur S. Gabinet
Arthur S. Gabinet, Assistant Secretary

Date: November _27_, 2009

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    EXHIBIT A-5

    AUTHORIZATION FOR

    VANGUARD MARKETING CORPORATION

         Pursuant to the By-Laws of Vanguard Marketing Corporation (“VMC” or the “Company”), the business of

    VMC shall be managed by its Board of Directors. At a meeting held on October 15, 2009, the Board authorized and directed VMC to execute and file this Application. The resolution of the Board to this effect is as follows:

    RESOLVED, that the Board hereby authorizes the filing of an application for exemption with the Securities and Exchange Commission by officers of the Company and further authorizes and directs such officers to make any necessary amendments thereto, that would exempt the Company from certain provisions of the

    Investment Company Act of 1940 to the extent necessary to allow Vanguard Inflation-Protected

    Securities Fund to offer an exchange-traded class of shares.

    Attested:

    By:   /s/ Deborah McCracken

           Deborah McCracken, Assistant Secretary

    Date: November _27_, 2009

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